Exhibit 99.1

News Release

May 7, 2015

TELUS reports strong results for first quarter 2015

Revenue and earnings growth driven by both wireless and wireline data

81,000 net new wireless postpaid, TV and high-speed Internet subscribers

Industry-leading customer loyalty with monthly postpaid wireless churn of 0.91 per cent - seventh consecutive quarter below 1.0 per cent

$664 million returned to shareholders this year through April 2015

Quarterly dividend increased 10.5 per cent to 42 cents per share

Vancouver, B.C. – TELUS Corporation’s consolidated operating revenue grew 4.6 per cent in the first quarter of 2015, from a year earlier. Earnings before interest, income taxes, depreciation and amortization (EBITDA)1 increased by 5.4 per cent to $1.1 billion. Net income of $415 million was higher by 10 per cent, while basic earnings per share (EPS) rose by 11.5 per cent to $0.68.

Darren Entwistle, TELUS Executive Chair said “The positive start to 2015 continues to reflect our team’s world-leading engagement and ongoing commitment to delivering the best customer experience amongst our global telecom industry peers each and every day. Indeed, their unwavering dedication in this regard was reflected in the net addition of 81,000 new wireless postpaid, TV and high-speed subscribers in the first quarter.”

Mr. Entwistle added, “Our strong results underscore the efficacy of our 15 year strategy focusing on the growth of wireless and wireline data technologies and services. This focus, combined with client service excellence, continues to support our ongoing ability to return significant amounts of cash to our shareholders through our multi-year share purchase and dividend growth programs. Indeed, through the first four months of 2015, TELUS has returned $664 million to shareholders, building on the more than $3.4 billion returned over the prior two years. Moreover, I am pleased to announce that we are once again raising our quarterly dividend to 42 cents per share, a 10.5 per cent increase year-over-year. This is our ninth dividend increase since announcing our multi-year dividend growth program in May 2011.”

TELUS President and CEO Joe Natale said, “Our persistent focus on customer service continues to distinguish TELUS from the competition and provide customers with a clear choice. Once again we demonstrated the impact strong customer loyalty can have on financial performance, as both our wireless and wireline operations experienced revenue and customer growth. Importantly, our monthly postpaid wireless churn of 0.91 per cent remained below one per cent for the seventh consecutive quarter and is the lowest of any national carrier by a substantial margin. These results validate our strategy and motivate and inspire our team to continue to deliver for our customers and shareholders.”

John Gossling, TELUS Executive Vice-President and CFO said, “Our consistent financial results and strong operational performance continue to be supported by our investment grade balance sheet. During this recent period of an unprecedented number of spectrum auctions, capital markets have confidently supported our strategy of investing in this core long-term asset. As a result, we have enhanced the company’s future growth opportunities while simultaneously strengthening our balance sheet by extending our average term to maturity to an impressive 11.1 years and lowering our average cost of long-term debt to an industry-best 4.42 per cent.”

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	Three months ended March 31		Per cent
(unaudited)	2015	2014	change
Operating revenues	3,028	2,895	4.6
Operating expenses before depreciation and amortization	1,893	1,818	4.1
EBITDA(1)	1,135	1,077	5.4
EBITDA excluding restructuring and other like costs(1)(2)	1,152	1,085	6.2
Net income	415	377	10.1
Adjusted net income(3)	427	383	11.5
Basic earnings per share (EPS)	0.68	0.61	11.5
Adjusted EPS(3)	0.70	0.62	12.9
Capital expenditures	635	496	28.0
Free cash flow(4)	271	291	(6.9)
Total customer connections(5)	13.868	13.527	2.5

(1)       EBITDA does not have any standardized meaning prescribed by IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated and segmented level. For further definition and explanation, see Section 11.1 in the accompanying 2015 first quarter Management’s discussion and analysis.

(2)       For the first quarter of 2015 and 2014, restructuring and other like costs were $17 million and $8 million respectively.

(3)       Adjusted net income and Adjusted EPS do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding (after income taxes): 1) restructuring and other like costs. For further analysis of the aforementioned items see Section 1.3 in the accompanying 2015 first quarter Management’s discussion and analysis.

(4)       Free cash flow does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 11.1 in the accompanying 2015 first quarter Management’s discussion and analysis.

(5)       The sum of active wireless subscribers, network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective January 1, 2014, subscriber connections have been restated to exclude 25,000 dial-up Internet subscribers and include 222,000 Public Mobile prepaid subscribers in the opening subscriber balances. TELUS acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets, in November 2013.

Consolidated revenue growth was generated by higher data revenue in both wireless and wireline operations. Wireless data revenue was up 19 per cent, leading to overall network revenue growth of 6.4 per cent, while wireline data revenue was up 7.2 per cent from a year ago. In wireless, data revenue was driven by subscriber growth, increased customer adoption of higher-rate two-year rate plans, higher data usage as a result of continued smartphone growth and other data-centric devices, increased data roaming and the expansion of TELUS’ LTE network coverage. Wireline data revenue growth was generated by an increase in Internet and enhanced data service revenue from continued high-speed Internet subscriber growth and higher revenue per customer, TELUS TV subscriber growth, as well as growth in business process outsourcing services and TELUS Health revenues.

In the quarter, TELUS attracted 37,000 new wireless postpaid customers, 23,000 high-speed Internet subscribers, and 21,000 TELUS TV customers. These gains were partially mitigated by the loss of wireless prepaid customers and network access lines. TELUS’ total wireless subscriber base is up 3.1 per cent from a year ago to 8.3 million (which includes Public Mobile subscribers in both periods), high-speed Internet connections are up 5.8 per cent to 1.5 million, and TELUS TV subscribers are up 11 per cent to 937,000.

TELUS’ ongoing focus on putting customers first delivered a year-over-year improvement of 8 basis points in monthly postpaid wireless subscriber churn to 0.91 per cent. This is the seventh consecutive quarter this important metric was below 1 per cent.

Free cash flow4 of $271 million was lower by 6.9 per cent from a year ago as higher EBITDA and lower income tax payments were offset by high capital expenditures due mainly to investments in wireless and wireline broadband infrastructure to support TELUS’ long-term growth.

The company’s net debt to EBITDA - excluding restructuring and other like costs ratio has increased to 2.30 times at the end of the quarter due to the acquisition of significant additional spectrum which has been auctioned in unprecedented amounts over the past 15 months. We have revised our long-term financial objective to 2.00 to 2.50 times (previously 1.50 to 2.00 times). The company believes that this new range optimizes our cost of capital and puts TELUS’ leverage in line with global peers. The company’s strategy is to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

In the first quarter of 2015, TELUS returned $400 million to shareholders including $244 million in dividends paid and $156 million in share purchases under its 2015 normal course issuer bid (NCIB) program. Through the end of April, TELUS has returned $664 million to shareholders, including $487 million in dividends paid and the purchase of 4.3 million shares for $177 million under its 2015 NCIB program.

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases and normal course issuer bids through 2016 and the 2015 annual targets and guidance that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the 2015 annual targets and guidance, semi-annual dividend increases through 2016 and our ability to sustain and complete our multi-year share purchase program through 2016), qualifications and risk factors referred to in the accompanying first quarter Management’s discussion and analysis and in the 2014 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

Corporate Highlights

In the first quarter of 2015, TELUS made significant contributions and investments in communities and the Canadian economy on behalf of customers, shareholders and team members:

·                  Paid, collected and remitted a total of $510 million in taxes to Federal, Provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2002, the company has remitted approximately $16 billion in these taxes.

·                  Purchased AWS-3 wireless spectrum across Canada’s most populated provinces for $1.5 billion. Since the beginning of 2014, we have purchased wireless spectrum licences for $2.6 billion in the 700 MHz, and AWS-3 spectrum auctions, and paid annual spectrum renewal fees of $58 million to the Canadian federal government. Since 2002, total tax and spectrum remittances to Federal, Provincial and municipal governments in Canada totaled approximately $20 billion.

·                  Invested $635 million in capital expenditures in communities across Canada and more than $27 billion since 2000.

·                  Spent $1.8 billion in total operating expenses, including goods and service purchased of $1.2 billion, and since 2000, spent $85 billion and $56 billion respectively in these areas.

·                  Generated a total team member payroll of $684 million, including payroll taxes of $245 million, and since 2000, total team member payroll totaled $34 billion.

·                  In 2015 through April, paid total dividends of $487 million to individual shareholders, mutual fund owners, pensioners and institutional investors, and purchased 4.3 million shares for $177 million on behalf of shareholders under our 2015 share purchase program.

·                  Returned $11.5 billion to shareholders through its dividend and share purchase programs from 2004 through April 2015, including $6.9 billion in dividends and $4.6 billion in share buybacks.

Operating Highlights

TELUS wireless

·                  Wireless network revenues increased by $92 million or 6.4 per cent to $1.54 billion in the first quarter of 2015, when compared to the same period a year ago. This growth was driven by a 19 per cent increase in data revenue, reflecting subscriber growth, increased customer adoption of higher-rate two-year plans, higher data usage from a continued increase in smartphone adoption and other data-centric devices, increased data roaming and the expansion of TELUS’ LTE network coverage.

·                  Blended ARPU increased by 3.2 per cent to $62.34, reflecting TELUS’ eighteenth consecutive quarter of year-over-year growth.

·                  Monthly postpaid subscriber churn declined 8 basis points year-over-year to 0.91 per cent and blended monthly churn was down 22 basis points to reach 1.28 per cent. TELUS’ low blended churn rate reflects the Company’s successful customers first service approach, investments in customer retention as well as a greater proportion of postpaid clients in TELUS’ subscriber base.

·                 Total wireless net additions of 8,000 decreased by 2,000 over the same period a year ago. Postpaid net additions of 37,000 decreased by 11,000, while prepaid net losses of 29,000 improved by 9,000 year-over-year. The total wireless subscriber base was up 3.1 per cent or 250,000 from a year ago to 8.3 million. Higher-value postpaid subscribers represent approximately 86 per cent of TELUS’ total subscriber base.

·                  Wireless EBITDA excluding restructuring and other like costs increased by $57 million or 8.0 per cent over last year to $750 million due primarily to network revenue growth and operational efficiency initiatives including the integration of Public Mobile, partially offset by higher retention costs and higher customer service and distribution channel expenses.

·                  Wireless EBITDA less capital expenditures decreased by $29 million to $496 million in the quarter as higher EBITDA was offset by an increase in capital expenditures mainly due to our investments in wireless broadband infrastructure, including the deployment of 700 MHz spectrum.

TELUS wireline

·                  External wireline revenues increased by $16 million or 1.2 per cent to $1.36 billion in the first quarter of 2015, when compared with the same period a year ago. This growth was generated by increased data service revenue, partially offset by continued declines in legacy voice revenues and lower data and voice equipment sales.

·                  Data revenues increased by $61 million or 7.2 per cent, due to higher Internet and enhanced data revenues from continued high-speed Internet subscriber growth and higher revenue per customer, a higher TELUS TV subscriber base, growth in business process outsourcing services, and increased TELUS Health revenues.

·                  Total TV net additions of 21,000 were lower by 6,000 from the same quarter last year, as expansion of TELUS’ addressable high-speed broadband footprint, increasing broadband speeds and improvements in customer churn rate were offset by business additions in the first quarter of 2014, the effects of slower subscriber growth for paid TV services and increasing competition from over-the-top services.

·                  High-speed Internet net additions of 23,000 increased by 2,000 over the same quarter a year ago. The high-speed subscriber base of 1.5 million is up 82,000 or 5.8 per cent from a year ago, reflecting expansion of our broadband coverage, the pull-through effect of Optik TV and lower churn.

·                  Total network access lines (NALs) declined by 25,000 in the quarter compared to a loss of 24,000 a year ago. Residential NAL losses of 20,000 reflect an improvement of 4,000 over the same period a year ago, while business NAL losses were 5,000, compared to no losses in the same period a year ago. The improvement in residential NAL losses reflects the ongoing success of TELUS’ customers first initiatives and bundling strategy, offset by ongoing wireless and Internet substitution and competition.

·                  Wireline EBITDA excluding restructuring and other like costs of $402 million increased by $10 million or 2.8 per cent year-over-year. The improvement reflects continued growth in high-speed Internet and enhanced data, TELUS TV, business process outsourcing services and TELUS Health revenues, as well as improving margins and ongoing operating efficiency initiatives.

·                  Wireline EBITDA less capital expenditures decreased by $52 million to $4 million as higher EBITDA was more than offset by higher capital expenditures that are supporting TELUS’ long-term growth. Capital expenditures increased over the same period last year due to continued investments in broadband network infrastructure, including connecting more homes and businesses directly to our fibre optic broadband network and extending the  reach and functionality of our healthcare solutions, and investments in system resiliency and reliability and to support business service growth.

Dividend Declaration - increased to 42 cents per quarter, up 10.5 per cent from a year ago

The TELUS Board of Directors has declared a quarterly dividend of 42 cents ($0.42) Canadian per share on the issued and outstanding Common Shares of the Company payable on July 2, 2015 to holders of record at the close of business on June 10, 2015.

This second quarter dividend represents a four cent or 10.5 per cent increase from the $0.38 quarterly dividend paid on July 2, 2014.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.1 billion of annual revenue and 13.9 million customer connections, including 8.3 million wireless subscribers, 3.1 million wireline network access lines, 1.5 million high-speed Internet subscribers and 937,000 TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $396 million to charitable and not-for-profit organizations and volunteered and more than 6 million hours of service to local communities since 2000. Created in 2005 by Executive Chairman Darren Entwistle, TELUS’ 11 community boards across Canada have led the company’s support of grassroots charities and will have contributed $47 million in support of 3,700 local charities organizations by the end of 2014, enriching the lives of more than two million Canadian children and youth. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Paul Carpino (647) 837-8100 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information, and our full 2014 annual report at telus.com/investors.

TELUS’ first quarter 2015 conference call is scheduled for May 7, 2015 at 3:30pm ET (1:30pm MT, 12:30pm PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on May 7 until June 20 at 1-855-201-2300. Please use reference number 1178137# and access code 92105#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s discussion and analysis

2015 Q1

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us or our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, predict, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and require us to make assumptions. There is significant risk that forward-looking statements will not prove to be accurate. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. An update to our assumptions for 2015 is presented in Section 9 Update to assumptions in this Management’s discussion and analysis (MD&A).

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

·                  Competition including: continued intense rivalry across all services among established telecommunications companies, new entrants, cable-TV providers, other communications companies and growing over-the-top (OTT) services; the potential entry of new competitors; competition for wireless spectrum; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from market conditions and government actions, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

·                  Regulatory decisions and developments including: the federal government’s stated intention to further increase wireless competition, including through a fourth national wireless provider, and reduce roaming costs on wireless networks in Canada; the Canadian Radio-television and Telecommunications Commission (CRTC) wireless wholesale services review that determined the CRTC will regulate wholesale GSM-based domestic roaming rates; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside favouring new entrant carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC review of mandated wireline wholesale services, including consideration of mandated competitor access to fibre-to-the-premises facilities; increased subsidy requirements for telecommunications facilities in Yukon, Nunavut and the Northwest Territories, and possible changes to the scope and nature of basic service obligations, including higher minimum Internet access speeds; the CRTC’s new code of conduct for TV services; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of related regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; modification, interpretation and application of tower sharing and roaming rules; and the non-harmonization of provincial consumer protection legislation, particularly in light of the CRTC mandatory national Wireless Code (the Code), which came into effect on December 2, 2013, and possible operational challenges from the Code, resulting from two-year and three-year customer contracts ending coterminously in 2015.

·                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, and overall slower subscriber growth in the wireline segment; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines through, among others, substitution to messaging and OTT applications, such as Skype; substitution to Wi-Fi services from wireless services; and OTT Internet protocol (IP) services that may displace TV and entertainment services or impact revenue.

·                  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; our reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the home, and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; supplier concentration and market power for network equipment, TELUS TV and wireless handsets; the performance of long-term evolution (LTE) wireless technology; our expected long-term need for additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks, related to technology and customer retention, to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration costs and customer retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

·                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; inflation; impacts from low oil prices; pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

·                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to our wireless deployment of LTE spectrum acquired and future technologies, wireline broadband initiatives, investments in network resiliency and reliability, subscriber demand for data, new IDC initiatives and the Industry Canada wireless spectrum auction for 2.5 GHz (2500 — 2690 MHz) band, which is expected to conclude in May 2015.

·                  Financing and debt requirements including our ability to carry out refinancing activities and ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

·                  Ability to sustain dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete multi-year share purchase program through 2016. These programs may be affected by factors such as regulatory decisions and developments, competitive environment, economic performance in Canada, our earnings and free cash flow and levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Directors’ (Board) assessment and determination based on the Company’s financial position and outlook. The share purchase program may be affected by a change in our intention to purchase shares and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

·                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry; and the future outcome of collective bargaining for the contract with the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944, which expires at the end of 2015.

·                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively affecting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA); business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and real estate consolidation.

·                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; and real estate joint venture re-development risks.

·                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

·                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as electronic attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

·                  Litigation and legal matters including: our ability to defend successfully against investigations, claims and lawsuits, including class actions pending against us; and the complexity of legal compliance in domestic and foreign jurisdictions.

·                  Acquisitions or divestitures including: our ability to successfully integrate acquisitions or complete divestitures in a timely manner and realize expected strategic benefits.

·                 Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in our annual 2014 MD&A and this MD&A are incorporated by reference in this cautionary statement.

Management’s discussion and analysis

May 7, 2015

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A
1.2 The environment in which we operate
1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2015
4.	Capabilities	4.1 Principal markets addressed and competition
4.2 Operational resources
4.3 Liquidity and capital resources
4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General
5.2 Summary of consolidated quarterly results and trends
5.3 Consolidated operations
5.4 Wireless segment
5.5 Wireline segment
6.	Changes in financial position
7.	Liquidity and capital resources	7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided (used) by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties
8.	Accounting matters	8.1 Critical accounting estimates
8.2 Accounting policy developments
9.	Update to assumptions
10.	Risks and risk management	10.1 Regulatory matters
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures
11.2 Wireless operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month period ended March 31, 2015 and should be read together with TELUS’ March 31, 2015 condensed interim consolidated financial statements (subsequently referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as earnings before interest, income taxes, depreciation and amortization (EBITDA), to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by TELUS’ Audit Committee and authorized by the Board of Directors for issuance on May 7, 2015.

1.2 The environment in which we operate

Economic growth

We estimate that economic growth in Canada will be 2.1% in 2015 and 2.2% in 2016, based on a composite of estimates from Canadian banks and other sources. The Bank of Canada’s April 2015 Monetary Policy Report estimated economic growth for Canada at 1.9% in 2015 and 2.5% in 2016. In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 6.8% for March 2015 (6.6% reported for December 2014 and 6.9% reported for March 2014).

Regulatory developments

There were a number of regulatory developments in the first quarter of 2015. See Section 10.1 Regulatory matters.

1.3 Consolidated highlights

AWS-3 and 2500 MHz spectrum auctions

In March 2015, we purchased 15 wireless spectrum licences across Canada’s most-populated provinces in Industry Canada’s AWS-3 wireless spectrum auction. The licences, acquired for $1.5 billion ($3.02/MHz/POP, where POP refers to person of population), equate to a national average of 15 MHz and are complementary to the 16.1 MHz of national AWS spectrum we purchased in 2008 that is now the foundation of our 4G wireless network. The AWS-3 acquisitions increased our spectrum holdings by 16% by adding 20 MHz of spectrum in each of Quebec, British Columbia, Alberta, Saskatchewan and Manitoba, as well as 10 MHz of spectrum in Southern Ontario. AWS-3 spectrum is well-suited for delivering both coverage and added capacity in urban and rural environments and we expect to incorporate it into our existing network within the next three years. We paid a $302 million deposit in the first quarter of 2015 for the AWS-3 spectrum licences, and remitted the balance of $1,209 million in April 2015.

TELUS is participating in Industry Canada’s 2500 MHz spectrum auction that began on April 14, 2015. Under the auction rules, all participants are limited by a 40 MHz cap on bidding on this spectrum in each licence region. In those regions where carriers exceed the spectrum cap, they will not be required to relinquish any existing spectrum holdings, however, they will not be allowed to purchase any additional spectrum holdings. As TELUS does not currently hold any such spectrum, the auction provides us with an opportunity to materially increase our spectrum holdings and provide additional capacity for our long-term evolution (LTE) wireless network. The auction of liberated and unallocated 2500 MHz spectrum represents less than half the band, but no less than 60 MHz, in each market. Bell and Rogers’ ability to bid is significantly restricted in many licence areas by their present 2500 MHz spectrum holdings.

Changes to the Board of Directors

Effective February 1, 2015, Lisa de Wilde, the Chief Executive Officer of TVO and Chair of the Toronto International Film Festival, joined our Board of Directors. A strong believer in the power of media to engage, inform and serve the public good, Lisa’s career has been dedicated to cultivating a strong Canadian media sector and championing the cause of educational broadcasters across the country.

On April 2, 2015, we announced that Charlie Baillie, an independent director who has served since 2003, has decided to retire and will not be standing for re-election at the 2015 annual general meeting (AGM). In addition to his other duties as a Board and committee member, Charlie served as Chair of the Human Resources and Compensation Committee from 2007 to 2014. His efforts have been important in allowing us to properly consider the interests of our various shareholders and facilitating a deeper understanding of our approach to executive compensation.

At the 2015 AGM, we are proposing Sabi Marwah as a new independent nominee for election. Sabi retired as Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia (Scotiabank) in 2014. As Vice Chairman, Sabi was actively involved in developing the bank’s strategic plans and was responsible for its financial and administrative functions.

New $1.75 billion debt offering

On March 27, 2015, we announced the closing of a debt offering of $1.75 billion in senior unsecured notes in three series: a $250 million 1.50% offering due March 27, 2018, a $1.0 billion 2.35% offering due March 28, 2022 and a $500 million 4.40% offering due January 29, 2046. The net proceeds were used to fund the remaining $1.2 billion of the purchase price of the AWS-3 spectrum licences, with the remaining balance used for general corporate purposes. These debt issues, combined with those in the third quarter of 2014, contributed to the increase in our average term to maturity of long-term debt (excluding commercial paper) to approximately 11.1 years at March 31, 2015 (10.9 years at December 31, 2014). Additionally, our weighted average cost of long-term debt declined to 4.42% at March 31, 2015, as compared to 4.72% at December 31, 2014.

Sale of TELUS office tower in Vancouver, B.C.

In February 2015, we announced that Vancouver, B.C.-based Avigilon Corp., a global provider of end-to-end security solutions, agreed to purchase TELUS’ existing office building on Robson Street in downtown Vancouver for $42 million. We expect the sale to close in the fourth quarter of 2015. TELUS team members will be moving from the Robson Street building to the new TELUS Garden office re-development in downtown Vancouver in the May to July 2015 timeframe.

Share purchase programs

On September 23, 2014, the Toronto Stock Exchange (TSX) approved our 2015 normal course issuer bid (2015 NCIB) to purchase and cancel up to 16 million of our Common Shares with a value of up to $500 million over a 12-month period, commencing October 1, 2014. Such purchases may be made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations. This represents up to 2.6% of the Common Shares outstanding at the date of the 2015 NCIB notice to the TSX. The Common Shares will be purchased only when and if we consider it advisable. As of April 30, 2015, pursuant to our 2015 NCIB, we had purchased approximately 7.1 million Common Shares for cancellation for $292 million, at an average price of $40.86 per share.

For additional information on our multi-year share purchase program, see Section 4.3. Also see Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase program through 2016.

Consolidated highlights

Three-month periods ended March 31 ($ millions, unless noted otherwise)	2015	2014	Change
Consolidated statements of income
Operating revenues	3,028	2,895	4.6%
Operating income	679	614	10.6%
Income before income taxes	562	512	9.8%
Net income	415	377	10.1%

Net income per Common Share
Basic (basic EPS) ($)	0.68	0.61	11.5%
Diluted ($)	0.68	0.60	13.3%
Dividends declared per Common Share ($)	0.40	0.36	11.1%

Basic weighted-average Common Shares outstanding (millions)	608	622	(2.3)%
Consolidated statements of cash flows
Cash provided by operating activities	718	598	20.1%

Cash used by investing activities	(926)	(827)	(12.0)%
Capital expenditures (excluding spectrum licences)[1]	(635)	(496)	(28.0)%

Cash provided (used) by financing activities	1,727	(55)	n/m
Other highlights
Subscriber connections[2] (thousands)	13,868	13,527	2.4%
EBITDA[3]	1,135	1,077	5.4%
Restructuring and other like costs included in EBITDA[3]	17	8	112.5%
EBITDA — excluding restructuring and other like costs[3]	1,152	1,085	6.2%
EBITDA — excluding restructuring and other like costs margin[4] (%)	38.0	37.5	0.5	pts.
Free cash flow[3]	271	291	(6.9)%
Net debt to EBITDA — excluding restructuring and other like costs[3] (times)	2.30	1.97	0.33

Notations used in MD&A: n/m — Not meaningful; pts. — Percentage points.

(1)         Capital expenditures (excluding spectrum licences) include assets purchased, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences, on the interim consolidated statements of cash flows.

(2)         The sum of active wireless subscribers, network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective January 1, 2014, subscriber connections have been restated to exclude 25,000 dial-up Internet subscribers and include 222,000 Public Mobile prepaid subscribers in the opening subscriber balances. TELUS acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets, in November 2013.

(3)         Non-GAAP and other financial measures. See Section 11.1.

(4)         EBITDA — excluding restructuring and other like costs, as a percentage of operating revenues.

Operating highlights

·                  Consolidated operating revenues increased year over year by $133 million or 4.6% in the first quarter of 2015. This includes year-over-year growth in wireless network revenues of $92 million or 6.4% in the first quarter of 2015, and year-over-year growth in wireless equipment and other revenues of $25 million or 22% in the first quarter of 2015. The increase in wireless network revenue resulted from growth in the wireless subscriber base, an increased proportion of higher-rate two-year plans in the revenue mix and higher wireless data usage from the continued adoption of smartphones and other data-centric wireless devices, partly offset by a decline in wireless voice revenue due to the increased adoption of unlimited nationwide voice plans and continued, but moderating, substitution of voice to data services. Wireline data revenues increased year over year by $61 million or 7.2% in the first quarter of 2015, due to revenue growth in Internet and enhanced data services, TELUS TV, business process outsourcing and TELUS Health services, net of lower data equipment sales. The increase in wireline data revenues was partly offset by ongoing declines in legacy wireline voice service and equipment revenues.

Wireless blended average revenue per subscriber unit per month (ARPU) was $62.34 in the first quarter of 2015, up $1.92 or 3.2% from the same period in 2014. The increase was driven by the effects of higher-rate two-year plans, growth in data usage, a more favourable postpaid subscriber mix and increased data roaming, partly offset by a decline in voice revenue. Postpaid subscribers represented 86.2% of the total subscriber base at March 31, 2015, compared to 84.6% at March 31, 2014.

·                  During the 12-month period ended March 31, 2015, our subscriber connections increased by 341,000 or 2.4%. This reflects 12-month increases in wireless subscribers (3.1%), TELUS TV subscribers (11%) and high-speed Internet subscribers (5.8%), partly offset by a 2.7% decline in total NALs.

Our postpaid wireless subscriber net additions were 37,000 in the first quarter of 2015, a decrease of 11,000 from the first quarter of 2014. The decrease reflects slower market growth and increased competitive intensity, partly offset by a reduction in our postpaid churn rate. Our monthly postpaid subscriber churn rate was 0.91% in the first quarter of 2015, as compared to 0.99% in the first quarter of 2014. Our blended churn rate was 1.28% in the first quarter of 2015, as compared to 1.50% in the first quarter of 2014. These improvements in churn rates were due to our continued focus on customers first initiatives and clear and simple approach.

·                  Consolidated EBITDA increased year over year by $58 million or 5.4% in the first quarter of 2015. EBITDA — excluding restructuring and other like costs increased year over year by $67 million or 6.2% in the first quarter of 2015, reflecting growth in wireless network revenues and wireline data revenues, improving Internet, TELUS TV, TELUS Health and business process outsourcing service margins and executing on our operational efficiency initiatives, all partly offset by higher wireless retention costs and continued declines in legacy wireline voice revenues.

·                  Operating income increased year over year by $65 million or 11% in the first quarter of 2015 as a result of EBITDA growth and a decrease in total depreciation and amortization expenses. The decrease in total depreciation and amortization expenses resulted from asset life adjustments arising from our continuing program of asset life studies, net of growth in capital assets.

·                  Income before income taxes increased year over year by $50 million or 9.8% in the first quarter of 2015, as higher operating income was partly offset by an increase in financing costs. The increase in financing costs resulted from the increase in average long-term debt outstanding, partly offset by a lower weighted average cost of long-term debt.

·                  Income taxes increased year over year by $12 million or 8.9% in the first quarter of 2015, primarily reflecting higher income before income taxes.

·                  Net income increased year over year by $38 million or 10% in the first quarter of 2015 as a result of the factors described above. Excluding the effects of restructuring and other like costs, net income increased year over year by $44 million or 11% in the first quarter of 2015.

Analysis of Net income

Three-month periods ended March 31 ($ millions)	2015	2014	Change
Net income	415	377	38
Add back (deduct):
Restructuring and other like costs, after income taxes	12	6	6
Net income excluding the above items	427	383	44

·                  Basic earnings per share (basic EPS) increased year over year by $0.07 or 12% in the first quarter of 2015. The reduction in the number of shares outstanding, as a result of our NCIB program, net of share option exercises, contributed approximately $0.02 to the year-over-year increase in basic EPS, with the balance driven mainly by higher EBITDA. Excluding the effects of restructuring and other like costs, basic EPS increased year over year by $0.08 or 13% in the first quarter of 2015.

Analysis of basic EPS

Three-month periods ended March 31 ($)	2015	2014	Change
Basic EPS	0.68	0.61	0.07
Add back (deduct):
Restructuring and other like costs, after income taxes, per share	0.02	0.01	0.01
Basic EPS excluding the above items	0.70	0.62	0.08

·                  Dividends declared per Common Share were $0.40 in the first quarter of 2015, up 11% from the first quarter of 2014. On May 6, 2015, the Board declared a second quarter dividend of $0.42 per share on the issued and outstanding Common Shares, payable on July 2, 2015, to shareholders of record at the close of business on June 10, 2015. The second quarter dividend increased by $0.04 per share or 9.5% from the $0.38 per share dividend declared one year earlier, and increased by $0.02 per share or 5.0% from the $0.40 per share dividend declared in February 2015, consistent with our multi-year dividend growth program described in Section 4.3.

Liquidity and capital resource highlights

·                  Net debt to EBITDA — excluding restructuring and other like costs was 2.30 times at March 31, 2015, up from 1.97 times at March 31, 2014, as the increase in net debt was partly offset by growth in EBITDA — excluding restructuring and other like costs (see Section 7.5 Liquidity and capital resource measures). Our financial objectives, which are reviewed annually, include a revised objective range for this ratio of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+ or the equivalent and providing reasonable access to capital. In the short term, we may permit this ratio to go outside the objective range (for long-term investment opportunities), but will endeavour to return it to the objective range as we believe that the objective range is supportive of our strategy. We are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

·                  Cash provided by operating activities increased year over year by $120 million or 20% in the first quarter of 2015. The increase primarily reflected higher consolidated EBITDA and lower income tax payments, partly offset by higher share-based compensation payments and interest paid.

·                  Cash used by investing activities increased year over year by $99 million or 12% in the first quarter of 2015, mainly due to increased capital expenditures and a larger deposit for the AWS-3 spectrum licence auction concluded in March, as compared to the deposit for the 700 MHz spectrum licence auction concluded in March 2014, net of a decrease in cash used for acquisitions and related investments. Capital expenditures (excluding spectrum licences) increased year over year by $139 million in the first quarter of 2015, mainly due to our continued focus on investing in wireless and wireline broadband infrastructure to enhance our network coverage, speed and capacity to support growth in wireless and data services. These investments include the deployment of 700 MHz spectrum and LTE network expansion, and readying the network and systems for the future retirement of legacy technologies.

·                  Cash provided by financing activities was $1,727 million in the first quarter of 2015, primarily due to $1.75 billion of debt issues in March 2015, as described above. This compares to cash used by financing activities of $55 million in the first quarter of 2014.

In the first three months of 2015, we returned $400 million in cash to shareholders, consisting of $244 million in dividends paid and $156 million in share purchases pursuant to our 2015 NCIB program. In comparison, during the first quarter of 2014, we returned $381 million to shareholders, consisting of $222 million in dividends paid and $159 million in share purchases. For additional details on our multi-year dividend growth and share purchase programs, see Section 4.3 and Section 7.4.

·                  Free cash flow was $271 million in the first quarter of 2015, a year-over-year decrease of $20 million. EBITDA growth and lower income tax payments were more than offset by higher capital expenditures (excluding spectrum licences), share-based compensation payments and interest paid.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

Our core business was described in our annual 2014 MD&A. The following are business updates grouped under our strategic imperatives.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues totalled $2.6 billion in the first three months of 2015, up by $178 million or 7.4% from the same period in 2014, while wireline voice and other revenues and Other operating income totalled $0.4 billion in the first quarter of 2015, down $45 million or 9.0% from the same period in 2014. Combined wireless revenues and wireline data revenues represented 85% of TELUS’ consolidated revenues for the first three months of 2015, as compared to 83% in the same period in 2014.

Providing integrated solutions that differentiate TELUS from our competitors

Continuing with our long-standing clear and simple approach to wireless pricing and putting our customers first, we are no longer charging the incoming short messaging service (SMS) fee for customers roaming outside Canada. Our customers can now receive unlimited incoming text messages free of charge and feel more comfortable using their mobile phones while travelling abroad.

In March 2015, we carried out a national launch of TELUS Business Connect™, an integrated business-communications solution for small businesses. This cloud-based solution provides businesses with a full suite of communications tools for both office and mobile use, including an automated attendant, call routing, teleconferencing and video-conferencing and toll-free numbers, as well as a wireless back-up for office Internet access. Business Connect allows users to use a single number across their mobile phone, tablet, desk phone and computers through voice over IP (VoIP) technology.

Building national capabilities across data, IP, voice and wireless

In March 2015, we were a successful bidder on 15 wireless spectrum licences across the most populous Canadian provinces in Industry Canada’s AWS-3 wireless spectrum auction. AWS-3 spectrum is a valuable addition to our spectrum portfolio and is vital to handling the growing demand of streaming video and other data-intensive features of the latest smartphones.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In the first quarter of 2015, we partnered with Jasper Technologies Inc., a California-based global Internet of Things (IoT) platform leader to implement IoT self-serve solutions for our own IoT platform, the TELUS Control Centre. The new platform aims to help Canadian businesses simplify the deployment and management of IoT services by offering automated device provisioning, real-time diagnostics, integrated billing and cost-management features. The TELUS Control Centre will help manage the entire life cycle of an IoT service, enabling companies to introduce new business models, go to market faster and scale over time to meet market demand. It will be offered alongside our IoT Marketplace, an online portal through which companies can browse IoT applications.

In February 2015, we partnered with Public Safety Canada to launch the #BeAppSafe campaign to inform, educate and inspire action among Canadians to secure the personal information they store on the Internet and their mobile devices. Through our work with Public Safety Canada and TELUS WISE (wise Internet and smartphone education), we are committed to educating Canadians and their families about Internet and smartphone safety. TELUS WISE is the first program of its kind in Canada. Since its inception in 2013, we have educated more than 500,000 Canadians on how to stay safe online.

In March 2015, we partnered with Alcatel-Lucent as a first customer for Enterprise Small Cell solution, the small cell technology capable of extending LTE and Wi-Fi connectivity and coverage into offices and other densely populated buildings. This technology will help relieve the congestion and offload traffic from the macro cell network to deliver seamless connectivity and high performance to public and enterprise indoor environments.

Also in March 2015, we completed our acquisition of Medesync, a certified electronic medical records (EMR) product, which will bring a bilingual web-based interface to our EMR portfolio in Quebec. Medesync uses the latest cloud-based and mobile technologies to bring access to EMRs to physicians from any computer or mobile device. Medesync’s EMR technology features a number of tools for managing and accessing all aspects of a clinic’s operations, including scheduling, prescribing, billing and electronic lab results.

Going to market as one team under a common brand, executing a single strategy

Our top corporate priority is putting customers first as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve. In April 2015, the Commissioner for Complaints for Telecommunications Services (CCTS) issued its first mid-year report and, once again, TELUS received significantly fewer customer complaints. At only 4.4% of the total complaints submitted to the CCTS, TELUS had the lowest number of complaints when compared to other national wireless carriers in Canada. Complaints against TELUS decreased 46% from mid-year 2014, continuing our trend of consistent improvement since 2011 and resulting in the CCTS removing TELUS from the list of the five brands with the highest number of complaints. In addition, Koodo Mobile demonstrated a 26% reduction in customer complaints from mid-year 2014. At only 1.4%, Koodo Mobile leads Canada’s flanker brands in the lowest number of complaints submitted to the CCTS.

3.              Corporate priorities for 2015

Our corporate priorities for 2015 were listed in our annual 2014 MD&A.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a full discussion of our principal markets and an overview of competition, please refer to Section 4.1 of our annual 2014 MD&A.

4.2 Operational resources

For a discussion of our Operational resources, please refer to Section 4.2 of our annual 2014 MD&A. The following discussion reflects changes that occurred since then.

In the first quarter of 2015, we continued to deliver leading customer churn on a global basis. The first quarter of 2015 represents the seventh consecutive quarter that our monthly postpaid churn rate was below 1%. Blended churn of 1.28% in the first quarter of 2015 is among our lowest first quarter churn rates since we became a national carrier 15 years ago. This further exemplifies the success of our differentiated customers first culture and our ongoing focus on delivering outstanding customer service, coupled with attractive new products and services.

Wireless segment

During the first quarter of 2015, we acquired 15 wireless licences in Industry Canada’s AWS-3 wireless spectrum auction. These acquisitions increased our spectrum holdings by 16% by adding 20 MHz of spectrum in each of Quebec, British Columbia, Alberta, Saskatchewan and Manitoba, as well as 10 MHz of spectrum in Southern Ontario. AWS-3 spectrum is well-suited for delivering both coverage and added capacity in urban and rural environments and we expect to incorporate it into our existing network within the next three years. As well, in 2014, we acquired and commenced the deployment of the 700 MHz wireless spectrum, which we have begun to operationalize for the benefit of our customers. Over the past two spectrum auctions, we have increased our national spectrum holdings by more than 40% to support our top corporate priority of putting customers first. Wireless data consumption has been increasing rapidly and we have responded by investing to extend the capacity of our network to support the additional data consumption and growth in our wireless customer base.

At March 31, 2015, our 4G LTE network covered 92% of Canada’s population, up from more than 81% of the population covered at March 31, 2014. Outside of LTE coverage areas, the LTE devices we offer also operate on our HSPA+ network, which covered 99% of Canada’s population at March 31, 2015.

Wireline segment

We continue to invest in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre. We also increased broadband Internet speeds, expanded our IP TV video-on-demand library and high-definition content and enhanced marketing of data products and bundles. As well, we have continued to invest in our state-of-the art Internet data centres (IDCs), creating an advanced and regionally diverse computing infrastructure in Canada. At March 31, 2015, our high-speed broadband coverage reached more than 2.8 million households in B.C., Alberta and Eastern Quebec.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any associated hedging assets or liabilities, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. To maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase shares for cancellation pursuant to our normal course issuer bids (NCIBs), issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other like costs ratio and the dividend payout ratios. See definitions in Section 11.1.

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

·                  On May 6, 2015, a second quarter dividend of $0.42 per share was declared on our issued and outstanding common shares, payable on July 2, 2015, to shareholders of record at the close of business on June 10, 2015. The second quarter dividend for 2015 reflects an increase of $0.04 per share or 9.5% from the $0.38 per share dividend paid in July 2014 and an increase of $0.02 per share or 5.0% from the $0.40 per share dividend declared in February 2015.

Report on financing and capital structure management plans

Purchase Common Shares under our multi-year NCIB

·                  On September 23, 2014, we received approval from the Toronto Stock Exchange (TSX) for a new NCIB program (2015 NCIB) to purchase and cancel up to 16 million of our Common Shares with a value of up to $500 million over a 12-month period, commencing October 1, 2014. Such purchases are made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations. This represents up to 2.6% of the Common Shares outstanding at the date of the 2015 NCIB notice to the TSX. The Common Shares will be purchased only when and if we consider it advisable. As of April 30, 2015, we have purchased approximately 7.1 million Common Shares for cancellation for $292 million under this NCIB, at an average price of $40.86 per share.

·                  We have also entered into an automatic share purchase plan (ASPP) with a broker for the purpose of permitting us to purchase our Common Shares under our NCIB program at times when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters that we established prior to any blackout period, in accordance with TSX rules and applicable securities laws. The ASPP has been approved by the TSX, was implemented on October 1, 2014 and may be implemented from time to time thereafter. During the month ended April 30, 2015, 0.5 million of our Common Shares were purchased by way of the ASPP at a cost of $21 million. All other purchases under the 2015 NCIB will be at the discretion of the Company.

·                  There can be no assurance that we will complete our 2015 NCIB or renew the NCIB program for 2016. See Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase program through 2016.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities, commercial paper and cash retained through dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

·                  We increased our commercial paper issued and outstanding to $519 million at March 31, 2015 from $130 million at December 31, 2014.

·                  Proceeds from securitized trade receivables were $100 million at March 31, 2015 (March 31 and December 31, 2014 — $100 million).

Maintain compliance with financial objectives

We comply with all objectives:

·                  Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On May 7, 2015, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

·                  Net debt to EBITDA — excluding restructuring and other like costs ratio of 2.00 to 2.50 times — We have revised our objective for this measure to 2.00 to 2.50 times from 1.50 to 2.00 times. At March 31, 2015, this ratio was inside this revised range. See Section 7.5 Liquidity and capital resource measures.

·                  Dividend payout ratio of 65 to 75% of sustainable net earnings on a prospective basis — See Section 7.5 Liquidity and capital resource measures.

·                  Generally maintain a minimum $1 billion in unutilized liquidity — See Section 7.6 Credit facilities.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Our operating segments and reportable segments are wireless and wireline. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (the chief operating decision-maker).

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2
Operating revenues	3,028	3,128	3,028	2,951	2,895	2,948	2,874	2,826
Operating expenses
Goods and services purchased	1,284	1,476	1,333	1,268	1,222	1,349	1,237	1,222
Employee benefits expense	609	651	630	610	596	648	602	606
Depreciation and amortization	456	468	459	444	463	461	445	446
Total operating expenses	2,349	2,595	2,422	2,322	2,281	2,458	2,284	2,274
Operating income	679	533	606	629	614	490	590	552
Financing costs	117	115	124	115	102	110	109	132
Income before income taxes	562	418	482	514	512	380	481	420
Income taxes	147	106	127	133	135	90	125	134
Net income and Net income attributable to Common Shares	415	312	355	381	377	290	356	286
Net income per Common Share:
Basic (Basic EPS)	0.68	0.51	0.58	0.62	0.61	0.47	0.56	0.44
Diluted	0.68	0.51	0.58	0.62	0.60	0.46	0.56	0.44
Dividends declared per Common Share	0.40	0.40	0.38	0.38	0.36	0.36	0.34	0.34
Additional information:
EBITDA[1]	1,135	1,001	1,065	1,073	1,077	951	1,035	998
Restructuring and other like costs included in EBITDA[1]	17	26	30	11	8	33	15	39
EBITDA — excluding restructuring and other like costs[1]	1,152	1,027	1,095	1,084	1,085	984	1,050	1,037
Cash provided by operating activities	718	917	1,037	855	598	726	1,084	707
Free cash flow[1]	271	337	219	210	291	136	365	192

(1)          See Section 11.1 Non-GAAP and other financial measures.

Trends

The consolidated revenue trend continues to reflect year-over-year increases in: (i) wireless network revenues generated from a growing subscriber base and higher average revenue per subscriber unit (ARPU) driven by an increased proportion of higher-rate two-year plans, growth in data usage, a more favourable postpaid subscriber mix and increased data roaming, partly offset by a decline in voice revenue; (ii) wireless equipment revenue that has generally increased due to sales of higher-value smartphones and retention volumes; and (iii) growth in wireline data revenues, driven by Internet, enhanced data services, TELUS TV, business process outsourcing and TELUS Health services. This growth exceeded the continued declines in wireless voice revenues and wireline voice and other revenues.

Increasing wireless network revenues reflect growth from subscriber additions, an increased proportion of higher-rate two-year plans, growth in data usage and higher data roaming revenues, partly offset by declines in voice revenue. Data revenue growth reflects increased data consumption driven by the higher adoption of smartphones, tablets and other wireless devices, as well as greater use of applications and other wireless data, and the expansion of our LTE network. Consequently, monthly blended ARPU has increased year over year for 18 consecutive quarters. The data revenue growth trend is impacted by competitive pressures driving larger allotments of data provided in rate plans, including data sharing, unlimited messaging rate plans and off-loading of data traffic to increasingly available Wi-Fi hotspots. We introduced two-year wireless rate plans in July 2013, which have impacted acquisition and retention trends, as well as data usage, as subscribers optimize unlimited talk and text and shared data plans, and which we expect will increase the frequency of subscribers updating their devices and services. ARPU is expected to continue to increase over time as our customer base renews to the two-year plans that recover device subsidies in two years instead of three years, and as data usage continues to grow. However, the outcome is highly dependent on competition and consumer behaviour, government decisions, device selection and other factors. Additionally, the implementation of the CRTC national Wireless Code continues to cause operational challenges due to two-year and three-year customer contracts that will end coterminously beginning in June 2015.

Historically, there has been significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Typically, these impacts can also be more pronounced around iconic device launches. Wireless EBITDA usually decreases sequentially from the third to the fourth quarter, due to continued competitive intensity and seasonal loading volumes. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in spring and summer, followed by seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU is expected to diminish in the future, as unlimited nationwide voice plans become prevalent and chargeable usage and long distance spikes become less pronounced.

The trend of increasing wireline data revenue reflects growth in high-speed Internet and enhanced data services, including increases in usage and adoption of higher-speed services, the continuing but moderating expansion of the TELUS TV subscriber base (up 11% in the 12-month period ended March 31, 2015), growth in business process outsourcing, growth in TELUS Health solutions and certain rate increases. Higher Internet service revenues are due to a larger high-speed Internet subscriber base (up 5.8% in the 12-month period ended March 31, 2015), bundling of offers with Optik TV and certain rate increases. A general trend of declining wireline voice revenues and network access lines (NALs) is due to competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications. Business NAL losses have been moderating, in part due to large customer installations, and investments in service and customer offerings in the small and medium-sized business (SMB) markets.

The trend in Goods and services purchased expense reflects increasing wireless equipment expenses associated with a higher-value smartphones in the sales mix and higher retention volumes, and increasing content costs due to a growing wireline TELUS TV subscriber base, partly offset by lower wireless network operating expenses from operational efficiency initiatives.

The trend in Employee benefits expense reflects increases in compensation, partly offset by a decrease in wireless full-time equivalent (FTE) employees and higher capitalized labour costs associated with increased capital expenditures, as described in Section 7.3. Employee benefits expense includes employee-related restructuring costs, which tend to fluctuate from quarter to quarter.

The general trend in depreciation and amortization is flat, as underlying increases related to growth in capital assets from acquisitions, the expansion of our broadband footprint and enhanced LTE network coverage are offset by adjustments related to our continuing program of asset life studies. The sequential decrease in the first quarter of 2015 includes effects of asset life revisions in 2014, as disclosed in Note 1(j) in our 2014 Consolidated financial statements, net of growth in capital assets.

The general trend in financing costs reflects an increase in long-term debt outstanding associated with significant investments in wireless spectrum licences acquired in Industry Canada auctions in 2014 and 2015. Financing costs include long-term debt prepayment premiums of approximately $13 million in the third quarter of 2014 and $23 million in the second quarter of 2013. Employee defined benefit net interest expense has increased for 2015, primarily due to the increase in the defined benefit plan deficit at December 31, 2014, as compared to the defined benefit plan surplus at December 31, 2013. Employee defined benefit plan net interest had decreased in 2014, relative to 2013, due to a decrease in the discount rate for the employee defined benefit pension plans and their associated deficit at the end of 2012 moving to a nominal surplus at the end of 2013. Financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in net income reflects the items noted above, as well as adjustments arising from legislated income tax changes and adjustments recognized in the current period for income tax of prior periods, including any related after-tax interest on reassessments. The trend in basic earnings per share (basic EPS) also reflects the impact of share purchases under our NCIB program.

The trend in cash provided by operating activities reflects growth in consolidated EBITDA and lower income tax payments in 2015, net of higher interest expenses related to our financing activities. The trend in free cash flow reflects the factors in cash provided by operating activities, as well as increases in capital expenditures (excluding spectrum licences), but excludes the effects of certain changes in working capital, such as trade accounts receivable and trade accounts payable. Our expenditures on spectrum licences are expected to continue in the second quarter of 2015, due to remittance of the $1.2 billion final payment for the AWS-3 licences in April 2015 and our participation in the 2500 MHz spectrum auction that is expected to conclude in May.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO (the chief operating decision-maker). We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and capital expenditures in Section 7.3 Cash used by investing activities.

Operating revenues

Three-month periods ended March 31 ($ millions)	2015	2014	Change
Service	2,829	2,702	4.7%
Equipment	182	172	5.8%
Revenues arising from contracts with customers	3,011	2,874	4.8%
Other operating income	17	21	(19.0)%
	3,028	2,895	4.6%

Consolidated Operating revenues increased by $133 million or 4.6% in the first quarter of 2015 when compared to the first quarter of 2014, as follows:

·                  Service revenue increased year over year by $127 million or 4.7% in the first quarter of 2015. The increase reflects growth in the wireless subscriber base; higher wireless data usage from continued adoption of smartphones and other data-centric wireless devices; an increased proportion of higher-rate two-year plans in the wireless network revenue mix; higher wireline Internet, enhanced data and TELUS TV services revenues due to subscriber growth; and increased wireline business process outsourcing and TELUS Health services revenues; all of which were partly offset by continuing declines in wireless and wireline voice revenues.

·                  Equipment revenue increased year over year by $10 million or 5.8% in the first quarter of 2015. The increase in wireless equipment revenues was $28 million, reflecting higher retention volumes and higher-value smartphones in the sales mix, partly offset by lower gross additions. Wireline data and voice equipment revenues decreased by $18 million due to declines in business spending and government fiscal year-end spending.

·                  Other operating income decreased year over year by $4 million or 19% in the first quarter of 2015 due to a reduction in recoveries of employee costs under eligible government-sponsored programs and a decrease in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Operating expenses

Three-month periods ended March 31 ($ millions)	2015	2014	Change
Goods and services purchased	1,284	1,222	5.1%
Employee benefits expense	609	596	2.2%
Depreciation	347	346	0.3%
Amortization of intangible assets	109	117	(6.8)%
	2,349	2,281	3.0%

Consolidated Operating expenses increased by $68 million or 3.0% in the first quarter of 2015, as compared to the first quarter of 2014, as follows:

·                  Goods and services purchased increased year over year by $62 million or 5.1% in the first quarter of 2015. This reflects an increase in wireless subscriber retention costs to 12.1% of wireless network revenue (compared with 10.7% in the first quarter of 2014), as well as an increase in wireless customer service and distribution channel expenses, higher TELUS TV content costs and higher non-labour restructuring and other like costs, net of a decrease in wireless network operating costs and lower wireline equipment cost of sales associated with lower equipment revenues.

·                  Employee benefits expense increased year over year by $13 million or 2.2% in the first quarter of 2015, mainly due to $16 million higher wages and salaries, a $6 million increase in employee defined benefit pension plan expenses and a $4 million increase in share-based compensation expenses, partly offset by an $11 million increase in capitalized labour costs. The increase in wages and salaries includes higher costs to support increased business process outsourcing revenue, net of a decrease in the number of wireless full-time equivalent employees (FTEs) from our ongoing operational efficiency initiatives, including the integration of Public Mobile.

·                  Depreciation increased year over year by $1 million in the first quarter of 2015 as growth in capital assets (such as broadband and TELUS TV-related assets and the wireless LTE network) was offset by the impact of our continuing program of asset life studies.

·                  Amortization of intangible assets decreased year over year by $8 million or 6.8% in the first quarter of 2015. The decrease reflects $20 million of software asset life adjustments arising from our continuing program of asset life studies and fully amortized intangible assets, partly offset by an increase of $12 million from growth in the intangible asset base.

Operating income

Three-month periods ended March 31 ($ millions)	2015	2014	Change
	679	614	10.6%

Operating income increased by $65 million or 11% in the first quarter of 2015 when compared to the same period in 2014. This was composed of a $54 million increase in wireless EBITDA, a $4 million increase in wireline EBITDA and the $7 million decrease in total depreciation and amortization expenses.

Financing costs

Three-month periods ended March 31 ($ millions)	2015	2014	Change
Interest expenses	117	102	14.7%
Employee defined benefit plans net interest	7	1	n/m
Foreign exchange (gains) losses and interest (income)	(7)	(1)	n/m
	117	102	14.7%

Financing costs increased by $15 million or 15% in the first quarter of 2015 when compared to the same period in 2014, due to the following factors:

·                  Interest expenses increased year over year by $15 million or 15% in the first quarter of 2015, primarily due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate.

·                  Employee defined benefit plans net interest is calculated for each year based on the net defined benefit surplus (deficit) at December 31 of the respective previous year. Employee defined benefit net interest expense increased by $6 million year over year in the first quarter of 2015, primarily due to the increase in the defined benefit plan deficit at December 31, 2014, as compared to the defined benefit plan surplus at December 31, 2013.

·                  Foreign exchange (gains) losses and interest (income) fluctuate from period to period. Foreign exchange gains were $7 million in the first quarter of 2015, resulting from operational hedges for the U.S. dollar. Foreign exchange gains were $NIL in the first quarter of 2014. Interest income was $NIL in the first quarter of 2015 and $1 million in the first quarter of 2014.

As a result of financing activities over the past 12 months, our weighted average interest rate on long-term debt (excluding commercial paper) was 4.42% at March 31, 2015, as compared to 4.89% one year earlier. For details on our first quarter 2015 financing activities, see Long-term debt issues and repayments in Section 7.4.

Income taxes

Three-month periods ended March 31 ($ millions, except tax rates)	2015	2014	Change
Basic blended income tax expense at weighted average statutory income tax rates	148	134	10.4%
Other	(1)	1	n/m
Income taxes	147	135	8.9%
Blended weighted average federal, provincial and non-Canadian statutory tax rate (%)	26.3	26.2	0.1	pts.
Effective tax rate (%)	26.2	26.3	(0.1	)pts.

Total income tax expense increased by $12 million or 8.9% in the first quarter of 2015 when compared to the same period in 2014, resulting primarily from the increase in income before income taxes.

Comprehensive income

Three-month periods ended March 31 ($ millions)	2015	2014	Change
Net income	415	377	10.1%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	3	6	(50.0)%
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	237	162	46.3%
Comprehensive income	655	545	20.2%

Comprehensive income increased by $110 million or 20% in the first quarter of 2015 when compared to the same period in 2014, primarily due to increases in employee defined benefit plan re-measurements and net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless operating indicators

At March 31	2015	2014[1]	Change
Subscribers (000s):
Postpaid	7,145	6,799	5.1%
Prepaid	1,144	1,240	(7.7)%
Total	8,289	8,039	3.1%
Postpaid proportion of subscriber base (%)	86.2	84.6	1.6	pts.
HSPA+ population coverage[2] (millions)	35.6	34.9	2.0%
LTE population coverage[2] (millions)	33.1	28.8	14.9%

Periods ended March 31	2015	2014	Change
Subscriber gross additions (000s):
Postpaid	223	234	(4.7)%
Prepaid	104	138	(24.6)%
Total	327	372	(12.1)%
Subscriber net additions (000s):
Postpaid	37	48	(22.9)%
Prepaid	(29)	(38)	23.7%
Total	8	10	(20.0)%
Blended ARPU, per month[3] ($)	62.34	60.42	3.2%
Churn, per month[3] (%)
Blended	1.28	1.50	(0.22)	pts.
Postpaid	0.91	0.99	(0.08)	pts.
COA[4] per gross subscriber addition[3] ($)	392	346	13.3%
Retention spend to network revenue[3] (%)	12.1	10.7	1.4	pts.
Retention volume[3] (000s)	485	446	8.7%

(1)              Effective January 1, 2014, prepaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, blended ARPU, blended churn and COA per gross subscriber addition) have been adjusted for inclusion of 222,000 Public Mobile subscribers in the opening subscriber balances, and subsequent Public Mobile subscriber changes.

(2)              Including network access agreements with other Canadian carriers.

(3)              See Section 11.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)              Cost of acquisition.

Operating revenues — Wireless segment

Three-month periods ended March 31 ($ in millions, except ratios)	2015	2014	Change
Network revenues	1,535	1,443	6.4%
Equipment and other	137	112	22.3%
External operating revenues	1,672	1,555	7.5%
Intersegment network revenue	14	13	7.7%
Total operating revenues	1,686	1,568	7.5%
Data revenue to network revenues (%)	53	48	5	pts.

Total wireless operating revenues increased by $118 million or 7.5% in the first quarter of 2015 when compared to the same period in 2014. The increase reflects growth in both network and equipment revenues.

Network revenues from external customers increased year over year by $92 million or 6.4% in the first quarter of 2015. Data network revenue increased year over year by 19% in the first quarter of 2015, reflecting growth in the subscriber base, an increased proportion of higher-rate two-year plans in the revenue mix, higher data usage from continued adoption of smartphones and other data-centric wireless devices, increased data roaming and the expansion of our LTE network coverage. Voice network revenue decreased year over year by 5.3% in the first quarter of 2015 due to the increased adoption of unlimited nationwide voice plans and continued but moderating substitution to data services.

·                  Monthly blended ARPU was $62.34 in the first quarter of 2015, reflecting an increase of $1.92 or 3.2% from the first quarter of 2014. The increase was due to the effects of higher-rate two-year plans, growth in data usage, a more favourable postpaid subscriber mix and increased data roaming revenues, partly offset by declines in voice revenue due to the increased adoption of unlimited nationwide voice plans.

·                  Gross subscriber additions were 327,000 in the first quarter of 2015, reflecting a decrease of 45,000 from the first quarter of 2014. Postpaid gross additions were 223,000 in the first quarter of 2015, down 11,000 from the first quarter of 2014 due to slower market growth and industry-wide efforts to focus on retaining subscribers, which leads to fewer customers switching carriers, partly offset by higher tablet loading. Prepaid gross additions were 104,000 in the first quarter of 2015, reflecting a decrease of 34,000 from the comparable period in 2014, primarily due to higher Public Mobile gross additions in the first quarter of 2014.

·                  Net subscriber additions were 8,000 in the first quarter of 2015, reflecting a decrease of 2,000 from the same period in 2014 due to lower gross subscriber additions, partly offset by a reduction in our postpaid churn rate. Postpaid net additions were 37,000 in the first quarter of 2015, down 11,000 from the first quarter of 2014 due to factors described above in gross subscriber additions, partly offset by a reduction in our postpaid churn rate to 0.91%. Prepaid subscribers decreased by 29,000 in the first quarter of 2015, as compared to a decrease of 38,000 in the same period of 2014. Prepaid losses reflect conversions to postpaid services, market saturation with respect to prepaid services and continued competitive intensity in the lower end of the market typically served by prepaid plans.

·                  Our average monthly postpaid subscriber churn rate was 0.91% in the first quarter of 2015, as compared to 0.99% in the first quarter of 2014. Our blended monthly subscriber churn rate was 1.28% in the first quarter of 2015, as compared to 1.50% in the same period of 2014. The improvement in churn rates was due to our continued focus on our customers first initiatives and clear and simple approach, which differentiates TELUS in an intensely competitive market, as well as due to early renewals and upgrades resulting from retention efforts. The improvement in the blended churn rate also reflects a greater proportion of postpaid clients in our subscriber base.

Equipment and other revenues increased year over year by $25 million or 22% in the first quarter of 2015, mainly due to higher retention volumes and higher-value smartphones in the sales mix, partly offset by lower gross additions.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expenses.

Operating expenses — Wireless segment

Three-month periods ended March 31 ($ in millions)	2015	2014	Change
Goods and services purchased:
Equipment sales expenses	348	294	18.4%
Network operating expenses	184	193	(4.7)%
Marketing expenses	90	83	8.4%
Other [1]	158	139	13.7%
Employee benefits expense[1]	162	169	(4.1)%
Total operating expenses	942	878	7.3%

(1)         Includes restructuring and other like costs. See Section 11.1 Non-GAAP and other financial measures.

Wireless segment expenses increased by $64 million or 7.3% in the first quarter of 2015 when compared to the same period in 2014.

Equipment sales expenses increased year over year by $54 million or 18% in the first quarter of 2015, reflecting increased retention volumes and higher-value smartphones in the sales mix, partly offset by lower gross additions.

·                  Retention costs as a percentage of network revenue were 12.1% in the first quarter of 2015, as compared to 10.7% in the first quarter of 2014. The increase was driven by greater retention volumes, including early renewals and upgrades, and associated commissions, as well as higher per-unit subsidy costs due to increased competitive intensity and a continued preference for higher-value smartphone devices.

·                  COA per gross subscriber addition was $392 in the first quarter of 2015, an increase of $46 from the comparable period in 2014, mainly due to an increase in per-unit subsidy costs reflecting increased competitive intensity, a greater proportion of higher-value smartphones in the sales mix and higher commissions.

Network operating expenses decreased year over year by $9 million or 4.7% in the first quarter of 2015, due to lower network maintenance and support costs resulting from the turn down of the Public Mobile CDMA network in the third quarter of 2014, as well as lower data content share fees, partly offset by higher roaming costs driven by volumes.

Marketing expenses increased year over year by $7 million or 8.4% in the first quarter of 2015, primarily due to higher commissions expenses driven by higher retention volumes, as well as an increase in advertising and promotions expenses.

Other goods and services purchased increased year over year by $19 million or 14% in the first quarter of 2015, reflecting higher bad debt provisions to support the growing subscriber base, the expansion of our distribution channels, higher non-labour restructuring and other like costs, as well as increases in external labour and administrative costs.

Employee benefits expense decreased year over year by $7 million or 4.1% in the first quarter of 2015, reflecting a $3 million decrease in wages and salaries and a $4 million increase in capitalized labour costs. The decrease in salaries and wages primarily reflects a reduction in the number of FTEs from our ongoing operational efficiency initiatives, including the integration of Public Mobile.

EBITDA — Wireless segment

Three-month periods ended March 31 ($ millions, except margins)	2015	2014	Change
EBITDA	744	690	7.8%
Restructuring and other like costs included in EBITDA	6	3	100.0%
EBITDA — excluding restructuring and other like costs	750	693	8.0%
EBITDA margin (%)	44.1	44.0	0.1	pts.
EBITDA margin — excluding restructuring and other like costs (%)	44.5	44.2	0.3	pts.

Wireless EBITDA increased by $54 million or 7.8% in the first quarter of 2015 when compared to the same period in 2014. Wireless EBITDA — excluding restructuring and other like costs increased year over year by $57 million or 8.0%. The increase in EBITDA reflects network revenue growth driven by a larger customer base and higher ARPU, as well as ongoing operational efficiency initiatives including the integration of Public Mobile, partly offset by higher retention spend and increased customer service and distribution channel expenses.

5.5 Wireline segment

Wireline operating indicators

At March 31 (000s)	2015	2014	Change
High-speed Internet subscribers	1,498	1,416	5.8%
TELUS TV subscribers	937	842	11.3%
Network access lines (NALs):
Residential	1,536	1,619	(5.1)%
Business	1,608	1,611	(0.2)%
Total NALs	3,144	3,230	(2.7)%

Total wireline subscriber connections	5,579	5,488	1.7%

Three-month periods ended March 31 (000s)	2015	2014	Change
High-speed Internet subscriber net additions	23	21	9.5%
TELUS TV subscriber net additions	21	27	(22.2)%
Net NAL gains (losses):
Residential	(20)	(24)	16.7%
Business	(5)	—	n/m
Total NAL losses	(25)	(24)	(4.2)%
Total wireline subscriber connections net additions	19	24	(20.8)%

Operating revenues — Wireline segment

Three-month periods ended March 31 ($ in millions)	2015	2014	Change
Data service and equipment	903	842	7.2%
Voice service	382	413	(7.5)%
Other services and equipment	56	67	(16.4)%
Revenues arising from contracts with customers	1,341	1,322	1.4%
Other operating income	15	18	(16.7)%
External operating revenues	1,356	1,340	1.2%
Intersegment revenue	43	41	4.9%
Total operating revenues	1,399	1,381	1.3%

Total wireline operating revenues increased by $18 million or 1.3% in the first quarter of 2015 when compared to the same period in 2014. The increase reflects continued growth in data revenue resulting from a larger subscriber base, partly offset by ongoing declines in legacy voice and equipment revenues, as well as continued competitive pressures from over-the-top (OTT) services and in the business sector.

Revenues arising from contracts with customers increased year over year by $19 million or 1.4% in the first quarter of 2015.

·                  Data service and equipment revenues increased year over year by $61 million or 7.2%, primarily due to: (i) increased Internet and enhanced data service revenues resulting from an 5.8% increase in high-speed Internet subscribers over 12 months, customer upgrades to faster Internet speeds and larger-usage rate plans, subscribers coming off of promotional offers and higher revenue per customer from upgrades to faster high-speed Internet plans and certain rate increases; (ii) increased TELUS TV revenues resulting from an 11% subscriber growth over 12 months; (iii) growth in business process outsourcing revenues; and (iv) increased TELUS Health revenues. These increases were partly offset by declines in video-conferencing revenues and data equipment sales, largely reflecting lower business spending and government fiscal year-end spending.

·                  Voice service revenues decreased year over year by $31 million or 7.5% in the first quarter of 2015. The decrease reflects the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use. We experienced a 2.7% decline in NALs in the 12-month period ended March 31, 2015.

·                  Wireline subscriber connections net additions were 19,000 in the first quarter of 2015, down from 24,000 from the comparable period in 2014.

·                  Net additions of high-speed Internet subscribers were 23,000 in the first quarter of 2015, up 2,000 from the first quarter of 2014, as a result of the expansion of our high-speed broadband footprint in urban and rural communities. The net additions also reflect the pull-through impact from the continued adoption of Optik TV and improvements in our customer churn rate. Net additions of TELUS TV subscribers were 21,000 in the first quarter of 2015, down 6,000 from the same period in 2014, as expansion of our addressable high-speed broadband footprint, increasing broadband speeds and improvements in our customer churn rate were offset by business additions in the first quarter of 2014, the effects of slower subscriber growth for paid TV services and increasing competition from OTT services. Continued focus on expanding our addressable Optik TV and high-speed Internet footprint, connecting more homes and business directly to fibre, and bundling these services together, resulted in combined Internet and TV subscriber growth of 177,000 or 7.8% over the last 12 months.

·                  Residential NAL losses of 20,000 in the first quarter 2015 improved from 24,000 NAL losses in the first quarter of 2014 due to our continuing customers first initiatives and service bundle offers. The residential NAL losses continue to reflect the ongoing, but moderating, trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of Optik TV and bundled service offerings.

·                  Business NAL losses were 5,000 in the first quarter of 2015 as compared to no losses experienced in the first quarter of 2014. This continues to reflect increased competition in the business sector, while in the first quarter of 2014, we benefited from implementation of new lines for large customers. NAL losses also reflect conversion of voice lines to more efficient IP services.

·                  Other services and equipment decreased year over year by $11 million or 16% in the first quarter of 2015, reflecting the elimination of charges for paper bills and declines in voice equipment sales.

Other operating income decreased year over year by $3 million or 17% in the first quarter of 2015 as a result of a reduction in recoveries of employee costs under eligible government-sponsored programs and a decrease in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation along with the associated expenses.

Operating expenses — Wireline segment

Three-month periods ended March 31 ($ millions)	2015	2014	Change
Goods and services purchased[1]	561	567	(1.1)%
Employee benefits expense[1]	447	427	4.7%
Total operating expenses	1,008	994	1.4%

(1)         Includes restructuring and other like costs. See Section 11.1 Non-GAAP and other financial measures

Total wireline operating expenses increased by $14 million or 1.4% in the first quarter of 2015 when compared to the same period in 2014, due to the following factors:

·                  Goods and services purchased decreased year over year by $6 million or 1.1% in the first quarter of 2015. This reflects a decrease in equipment cost of sales associated with lower equipment revenues, as well as reduced advertising and promotions costs, partly offset by costs associated with growth in our subscriber base, including higher TV content costs and higher external labour requirements, and higher non-labour restructuring and other like costs.

·                  Employee benefits expense increased year over year by $20 million or 4.7% in the first quarter of 2015, primarily due to a $19 million increase in wages and salaries, as well as increases in employee defined benefit pension plan and share-based compensation expenses, partly offset by a $7 million increase in capitalized labour costs. The increase in salaries and wages includes higher costs to support increased business process outsourcing revenue.

EBITDA — Wireline segment

Three-month periods ended March 31 ($ millions, except margins)	2015	2014	Change
EBITDA	391	387	1.3%
Restructuring and other like costs included in EBITDA	11	5	120.0%
EBITDA — excluding restructuring and other like costs	402	392	2.8%
EBITDA margin (%)	28.0	28.0	—	pts.
EBITDA — excluding restructuring and other like costs margin (%)	28.8	28.3	0.5	pts.

Wireline EBITDA increased year over year by $4 million or 1.3% in the first quarter of 2015. EBITDA and EBITDA margin reflect similar rates of increase in revenues and in operating expenses including restructuring and other like costs. EBITDA — excluding restructuring and other like costs increased by 2.8%, as compared to a revenue increase of 1.3%, reflecting improving margins in data services, including Internet, TELUS TV, TELUS Health and business process outsourcing services, as well as execution on cost efficiency programs.

6.             Changes in financial position

Financial position at:	Mar. 31	Dec. 31
($ millions)	2015	2014	Change		Change includes:
Current assets
Cash and temporary investments, net	1,579	60	1,519	n/m %	See Section 7 Liquidity and capital resources
Accounts receivable	1,388	1,483	(95)	(6)%	An increase in operating revenues offset by a decrease in days outstanding in wireless and wireline receivables
Income and other taxes receivable	19	97	(78)	(80)%	Reflects movement of a receivable to income and other taxes payable
Inventories	315	320	(5)	(2)%	A decrease in the number of wireless handsets and accessories, partly offset by an increase in the average unit costs resulting from a higher-value mix of smartphones
Prepaid expenses	334	199	135	68%	Prepayment of statutory employee benefits, annual wireless licence fees and maintenance contracts net of amortization
Real estate joint venture advances	127	—	127	n/m %	Amounts reclassified from Non-current assets
Derivative assets	22	27	(5)	(19)%	Decrease due to maturation of restricted share units partially offset by increase in U.S. currency hedging items
Current liabilities
Short-term borrowings	100	100	—	—%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	1,934	2,019	(85)	(4)%

Decrease in payroll and other employee-related liabilities and restricted stock unit liability, partly offset by increased accrued liabilities for the NCIB automatic share purchase plan (ASPP), timing of accounts payable payments and interest payable

Income and other taxes payable	27	2	25	n/m %	Current income tax expense in 2015, offset by the last instalment payment of 2014 income taxes and payments of 2015 tax instalments
Dividends payable	243	244	(1)	n/m %	A reduction in shares outstanding as a result of our NCIB program
Advance billings and customer deposits	743	753	(10)	(1)%	Decrease arising from a lower number of wireless handsets shipped to external distribution channels
Provisions	115	126	(11)	(9)%	Primarily employee-related restructuring disbursements in excess of associated expenses partly offset by other restructuring expenses in excess of disbursements
Current maturities of long-term debt	644	255	389	n/m %	An increase in commercial paper for general corporate purposes
Working capital (Current assets subtracting Current liabilities)	(22)	(1,313)	1,291	n/m %

Working capital increased due to an increase in Cash and temporary investments, an increase in Prepaid expenses; amounts from real estate joint venture advances reclassified to current assets, and a decrease in Accounts payable and accrued liabilities.

Working capital decreased due to a decrease in accounts receivable, a decrease in net income and other taxes receivable/payable, and an increase in Current maturities of long-term debt

Financial position at:	Mar. 31	Dec. 31
($ millions)	2015	2014	Change		Change includes:
Non-current assets
Property, plant and equipment, net	9,282	9,123	159	2%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	7,818	7,797	21	n/m %	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
AWS-3 spectrum licences deposits	302	—	302	n/m %	See Section 7.3
Goodwill, net	3,761	3,757	4	n/m %	An increase due to an acquisition of an electronic medical records (EMR) provider
Real estate joint venture advances	—	120	(120)	(100)%	The reclassification of real estate joint venture advances to Current assets
Real estate joint ventures	22	21	1	5%	See Transactions between related parties in Section 7.11
Other long-term assets	312	213	99	46%	An increase in pension and post-retirement assets resulting from returns on plan assets
Non-current liabilities
Provisions	351	342	9	3%	A portion of other restructuring costs expensed in the period was classified as non-current, and an increase in asset retirement obligations arising from interest accretion
Long-term debt	10,795	9,055	1,740	19%	See Section 7.4 Cash provided (used) by financing activities for a discussion of our financing activities
Other long-term liabilities	707	931	(224)	(24)%	Primarily a reduction in pension and post-retirement plan deficits resulting from returns on plan assets
Deferred income taxes	1,944	1,936	8	n/m %	An increase in temporary differences for employee defined benefit plan re-measurements recorded in Other comprehensive income, partially offset by a net reduction in other temporary differences
Owners’ equity
Common equity	7,678	7,454	224	3%	Net income of $415 and Other comprehensive income of $240, net of dividend declarations of $243 and share purchase activity under our NCIB program of $189

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

In the first quarter of 2015, we paid a $302 million deposit for the wireless spectrum licences acquired in the AWS-3 spectrum auction that took place in March 2015, representing 20% of the total purchase price. On March 24, 2015, we publicly issued $1.75 billion in senior unsecured notes in three series and the proceeds were used to fund the balance of $1,209 million for the AWS-3 spectrum licences in April 2015 and for general corporate purposes.

In addition, in the first quarter we paid dividends of $244 million to the holders of Common Shares and returned $156 million of cash to shareholders through share purchases under our 2015 NCIB. On April 1, 2015, we paid dividends of $243 million to the holders of Common Shares, and during the month of April, purchased 0.5 million of our Common Shares by way of the automatic share purchase plan (ASPP) at a cost of $21 million.

Our capital structure financial policies, financing plan and report on financing and capital structure management plans are described in Section 4.3.

Cash flows

Three-month periods ended March 31 ($ millions)	2015	2014	Change
Cash provided by operating activities	718	598	20%
Cash used by investing activities	(926)	(827)	(12)%
Cash provided (used) by financing activities	1,727	(55)	n/m	%
Increase (decrease) in Cash and temporary investments, net	1,519	(284)	n/m	%
Cash and temporary investments, net, beginning of period	60	336	(82.1)%
Cash and temporary investments, net, end of period	1,579	52	n/m	%

7.2 Cash provided by operating activities

Cash provided by operating activities increased year over year by $120 million or 20% in the first quarter of 2015.

Analysis of changes in cash provided by operating activities

($ millions)	First quarter
Cash provided by operating activities, three-month period ended March 31, 2014	598
Year-over-year changes:
Higher EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	58
Higher share-based compensation cash outflows, net of expense	(39)
Lower employer contributions to defined benefits plans, net of expense	8
Lower restructuring disbursements, net of restructuring costs	8
Higher interest paid	(24)
Lower interest received	(1)
Lower income taxes paid, net of recoveries received	109
Other operating working capital changes	1
Cash provided by operating activities, three-month period ended March 31, 2015	718

·                  Employer contributions to employee defined benefit plans decreased as a result of returns on plan assets, changes in discount rates and the utilization of letters of credit.

·                  Income taxes paid, net of refunds received, decreased in the first quarter of 2015, mainly reflecting a lower final income tax payment for the 2014 income tax year than was required in the first quarter of 2014 for the 2013 income tax year.

7.3 Cash used by investing activities

Cash used by investing activities increased year over year by $99 million or 12% in the first quarter of 2015 and included the following:

·                  A year-over-year increase of $65 million in Cash payments for capital assets (excluding spectrum licences) in the first quarter of 2015. This was composed of:

·                  A year-over-year increase of $139 million in capital expenditures in the first quarter of 2015 (see table and discussion below)

·                  A comparative increase in Accounts payable and accrued liabilities of $74 million in the first quarter of 2015 that reflected payment timing differences in respect of capital expenditures.

·                  Payment of the $302 million deposit in the first quarter of 2015 for the AWS-3 spectrum licences acquired in Industry Canada’s March 2015 auction. This compares to a deposit of $229 million in the first quarter of 2014 for 700 MHz licences acquired in Industry Canada’s spectrum auction that ended in March 2014. The balance of $1,209 million for the AWS-3 spectrum licences was paid in April 2015, while the $914 million balance for the 700 MHz spectrum auction held in 2014 was paid in April 2014.

·                  Business acquisitions and related investments to complement our existing lines of business, totalling $4 million in the first quarter of 2015 (first quarter of 2014 — $37 million).

·                  Advances and contributions to the real estate joint ventures, net of receipts, in the amount of $7 million in the first quarter of 2015 (first quarter of 2014 — $14 million), primarily reflecting advances under construction credit facilities commensurate with construction progress.

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital intensity)	2015	2014	Change
Capital expenditures excluding spectrum licences[1]
Wireless segment	248	165	50.3%
Wireline segment	387	331	16.9%
Consolidated	635	496	28.0%
EBITDA less capital expenditures (excluding spectrum licences)[2]	500	581	(13.9)%
Wireless segment capital intensity (%)	15	11	4	pts.
Wireline segment capital intensity (%)	28	24	4	pts.
Consolidated capital intensity[2] (%)	21	17	4	pts.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the interim consolidated statements of cash flows.

(2)              See calculation and description in Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures increased year over year by $83 million or 50% in the first quarter of 2015, due to the continued investment in wireless broadband infrastructure to enhance our network coverage, speed and capacity, including the deployment of 700 MHz spectrum, as well as investments in efficiency initiatives. We continue to invest in system and network resiliency and reliability in support of our ongoing customers first initiatives and to ready the network and systems for future retirement of legacy assets. Wireless EBITDA less capital expenditures was $496 million in the first quarter of 2015, compared to $525 million in the same period of 2014, as the increase in capital expenditures more than offset growth in EBITDA.

Wireline segment capital expenditures increased year over year by $56 million or 17% in the first quarter of 2015, primarily due to continuing investments in broadband infrastructure, which supports Optik TV and high-speed Internet subscriber growth and faster Internet speeds, and extends the reach and functionality of our healthcare solutions. We also continued our investments in system resiliency and reliability and to support business service growth. Wireline EBITDA less capital expenditures was $4 million in the first quarter of 2015, down from $56 million in the first quarter of 2014, as the increase in capital expenditures was only slightly offset by growth in EBITDA.

7.4 Cash provided (used) by financing activities

Net cash provided by financing activities was $1.7 billion in the first quarter of 2015, as compared to $55 million net cash used by financing activities in the same period in 2014. Financing activities included the following:

Dividends paid to the holders of Common Shares

Dividends paid to the holders of Common Shares were $244 million in the first quarter of 2015, an increase of $22 million from the first quarter of 2014. The increase reflects higher dividend rates under our dividend growth program, offset by lower outstanding shares resulting from shares purchased and cancelled under our normal course issuer bid (NCIB) program.

Purchase of Common Shares for cancellation

In the first quarter of 2015, we purchased approximately 3.8 million shares under our 2015 NCIB program. In April 30, 2015, we purchased approximately 0.5 million shares for $21 million. See Section 4.3 for details of our planned multi-year share purchase program through 2016.

Normal course issuer bid in 2015

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in Accounts payable ($ millions)	Cash outflow ($ millions)
First quarter	3,793,200	41.06	156	—	156
April	491,600	42.63	21	—	21
Total	4,284,800	41.24	177	—	177

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to the sale of trades receivables in securitization transactions (see Section 7.7 Sale of trade receivables). Proceeds were $100 million throughout the first quarter of 2015.

Long-term debt issues and repayments

Long-term debt issues, net of repayments, in the first quarter of 2015 were $2.1 billion and were composed of:

·                  A March 24, 2015, public issue of $1.75 billion in senior unsecured notes in three series: a $250 million offering at 1.50% due March 27, 2018, a $1.0 billion offering at 2.35% due March 28, 2022, and a $500 million offering at 4.40% due January 29, 2046. The net proceeds were used to fund a portion of the $1.5 billion purchase price of the AWS-3 wireless spectrum licences and the remainder was used for general corporate purposes.

·                  A net increase in commercial paper by $389 million to $519 million, as at March 31, 2015.

In comparison, Long-term debt issues, net of repayments, in the first quarter of 2014 were composed of a net increase in commercial paper to $626 million at March 31, 2014. Subsequent to the first quarter ended March 31, 2014, on April 4, 2014, we issued $1 billion in senior unsecured notes in two series: a $500 million offering at 3.20% due April 5, 2021, and a $500 million offering at 4.85% due April 5, 2044. The net proceeds were used to repay the $914 million of indebtedness drawn to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder was used for general corporate purposes.

These debt issues, combined with those in the third quarter of 2014, increased our average term to maturity of long-term debt (excluding commercial paper) to approximately 11.1 years at March 31, 2015, compared to approximately 9.2 years at March 31, 2014. Additionally, our weighted average cost of long-term debt (excluding commercial paper) was 4.42% at March 31, 2015, as compared to 4.89% at March 31, 2014, as a result of our 2014 and 2015 re-financing activities.

At March 31, 2015, no amounts were drawn against our five-year revolving credit facility (but $519 million was utilized to backstop outstanding commercial paper). Our commercial paper program provides low-cost funds and is fully backstopped by this five-year committed credit facility (see Section 7.6 Credit facilities).

7.5 Liquidity and capital resource measures

Net debt was $10.0 billion at March 31, 2015, an increase of $1.8 billion when compared to one year earlier, resulting from our re-financing activities in 2014 and incremental debt issued (primarily for the acquisition of 700 MHz and AWS-3 spectrum licences and redemption of higher-rate debt), partly offset by an increase in Cash and temporary investments (pending final payment of approximately $1.2 billion for AWS-3 spectrum licences in April 2015).

Fixed-rate debt as a proportion of total indebtedness was 95% at March 31, 2015, up from 91% one year earlier, due to our 2014 re-financing activities and financing of 700 MHz and AWS-3 spectrum licence purchases with fixed-rate debt.

Net debt to EBITDA — excluding restructuring and other like costs ratio was 2.30 times for the 12-month period ended March 31, 2015, up from 1.97 times one year earlier, resulting from an increase in net debt due to the issuance of incremental debt primarily for the acquisition of spectrum licences, which is being auctioned in unprecedented amounts, partly offset by growth in EBITDA — excluding restructuring and other like costs. Our revised financial objective for this measure, which is reviewed annually, is 2.00 to 2.50 times (previously 1.50 to 2.00 times). We revised the financial objective for this measure, as we believe that this new objective range optimizes our cost of capital in line with global peers. Our strategy is to maintain investment grade credit ratings in the range of BBB+ or the equivalent. We are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or 12-month periods ended, March 31	2015	2014	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	10,011	8,202	1,809
EBITDA — excluding restructuring and other like costs	4,358	4,156	202
Net interest cost[2]	462	411	51
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	95	91	4	pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	11.1	9.2	1.9
Net debt to EBITDA — excluding restructuring and other like costs[1] (times)	2.30	1.97	0.33
Coverage ratios[1] (times)
Earnings coverage	5.2	5.4	(0.2)
EBITDA — excluding restructuring and other like costs interest coverage[2]	9.4	10.1	(0.7)
Other measures (%)
Dividend payout ratio of adjusted net earnings[1]	67	68	(1	)pt.
Dividend payout ratio[1]	67	69	(2	)pts.

(1)         See Section 11.1 Non-GAAP and other financial measures.

(2)         The figure for the 12-month period ended March 31, 2014 has been restated.

Earnings coverage ratio for the 12-month period ended March 31, 2015 was 5.2 times, down from 5.4 times one year earlier. Higher borrowing costs reduced the ratio by 0.8, while growth in income before borrowing costs and income taxes increased the ratio by 0.6.

EBITDA — excluding restructuring and other like costs interest coverage ratio for the 12-month period ended March 31, 2015 was 9.4 times, down from 10.1 times one year earlier. An increase in net interest costs (including the September 2014 long-term debt prepayment premium) reduced the ratio by 1.1, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.4. See Section 7.6 Credit facilities.

Dividend payout ratios: Our financial objective is 65 to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for the 12-month periods ended March 31, 2015 and 2014 were consistent with the objective range.

7.6 Credit facilities

At March 31, 2015, we had available liquidity of $1.7 billion from unutilized credit facilities, as well as $400 million available under our trade receivables securitization program (see Section 7.7). This adheres to our objective of generally maintaining at least $1 billion of available liquidity.

Revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that was renewed in the second quarter of 2014 and expires on May 31, 2019. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS credit and other bank credit facilities at March 31, 2015

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility[1]	May 31, 2019	2,250	—	—	519	1,731

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 (our ratio was approximately 2.30 to 1.00 at March 31, 2015) and not permit our consolidated coverage ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2.00 to 1.00 (approximately 9.43 to 1.00 at March 31, 2015 and expected to remain well above the covenant) at the end of any financial quarter. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.2 billion, which is to be used for general corporate purposes, including capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada is dependent on our credit ratings (see Section 7.8 Credit ratings).

Other letter of credit facilities

At March 31, 2015, we had $307 million of uncommitted letter of credit facilities, of which $181 million was utilized. We have also arranged incremental letters of credit to allow us to participate in Industry Canada’s AWS-3 auction and 2500 MHz auction which were held in March 2015 and commenced in April 2015, respectively. Concurrent with funding the purchase of the AWS-3 spectrum licences on April 21, 2015, $65 million of these incremental lines of credit were extinguished. Under the terms of the auctions, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations, are precluded until the deadlines for the final payments in the auctions. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit for the two auctions combined that we could be required to deliver is approximately $200 million.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain of its trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2016 and available liquidity was $400 million at March 31, 2015. (See Note 19 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of May 7, 2015.

7.8 Credit ratings

On March 19, 2015, DBRS Ltd. issued a press release stating that it had placed TELUS Corporation’s issuer rating, Notes rating and commercial paper rating, as well as the senior debentures rating for TELUS Communications Inc., under review with negative implications due to actual and anticipated changes in the Company’s debt and interest coverage ratios. Specifically, DBRS cited the, then potential, issuance of debt to fund the acquisition of the AWS-3 spectrum licences as an event that would affect the Company’s financial risk profile. There can be no assurance that DBRS, or any other rating agency, will not downgrade its ratings of TELUS. DBRS’s announcement limits our ability to access the commercial paper markets in Canada. The Company expects that it will be able to continue to access short-term funding from other available sources. There were no changes to our investment grade credit ratings during the first quarter of 2015 or as of May 7, 2015. We believe adherence to most of our stated financial objectives and the resulting investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2014 MD&A.

Liquidity risk

As of the date of this MD&A, we can offer $1.25 billion of debt or equity securities pursuant to a shelf prospectus that is effective until December 2016.

At March 31, 2015, we had credit facilities available, including a $2.25 billion facility expiring on May 31, 2019 (see Section 7.6 Credit facilities). We also had $1,579 million in cash and temporary investments at March 31, 2015. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2015, our contractual commitments related to the acquisition of property, plant and equipment were $309 million through to December 31, 2016, as compared to $321 million over a period ending December 31, 2015, primarily driven by the increase in commitments related to broadband expansion.

Indemnification obligations

At March 31, 2015, we had no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Note 23(b) of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2015	April 30, 2015
Common Shares	605	605
Common Share options	4	4
Exercisable Common Share options	2	2

7.11 Transactions between related parties

Investments in significant controlled entities

As at March 31, 2015, TELUS Corporation controlled 100% of the equity of TELUS Communications Inc., which, in turn, ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2014.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team, including our Executive Chair. Total compensation expense amounts for key management personnel were $11 million in the first quarter of 2015, as compared to $10 million in the first quarter of 2014. The increase resulted from higher share-based compensation arising from differing Common Share price movements in the respective periods. See Note 24(b) of the interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit pension plans as shown in the table in Section 7.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the first quarter of 2015, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 18 of our interim consolidated financial statements. Commitments and contingent liabilities for the real estate joint ventures include construction-related contractual commitments through to 2018 (approximately $148 million at March 31, 2015) and construction credit facilities ($369 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). The TELUS Garden joint venture has sales contracts in place for substantially all units in the residential tower and, at March 31, 2015, the proportion of space leased in the office tower was approximately 93%.

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements dated December 31, 2014. Our critical accounting estimates and significant judgments are described in Section 8.1 of our annual 2014 MD&A. The preparation of financial statements in conformity with IFRS-IASB requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

8.2 Accounting policy developments

Revenue from contracts with customers: IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2017. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue and to develop the common revenue standard. The new standard was released in May 2014 and supersedes existing standards and interpretations, including IAS 18, Revenue. We are currently assessing the impacts and transition provisions of the new standard.

On April 28, 2015, the International Accounting Standards Board proposed deferring the required application date by one year to January 1, 2018, following a similar proposal earlier in the month by the Financial Accounting Standards Board. There is no assurance that the International Accounting Standards Board will bring such proposed deferral into effect.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and possibly the capitalization of the costs of contract fulfilment (as defined by the new standard). The timing of revenue recognition and the classification of our revenues as either service or equipment, will be affected due to the allocation of consideration in multiple element arrangements (solutions for our customers that may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time) no longer being affected by limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless segment. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of such revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). Although the underlying transaction economics would not differ, during sustained periods of growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions that include the initial provision of subsidized hardware will be similarly affected.

Similarly, the measurement, over the life of a contract, of total costs of contract acquisition and contract fulfilment will be unaffected by the new standard, which will affect both our wireless and wireline segments. The new standard will result in such costs of contract acquisition and contract fufilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during sustained periods of growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice of immediately expensing such costs.

Our operations and associated systems are complex and the accounting for millions of our multi-year contracts with our customers will be affected. Significantly, so as to effect the associated accounting, incremental compilation of historical data will be needed for the millions of our already existing multi-year contracts with our customers that are expected to be in-scope for purposes of transitioning to the new standard. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) necessary to comply with the new standard is expected to span a period of time ending no earlier than mid-2016. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2015, are expected to have no significant effect on our financial performance.

9.              Update to assumptions

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2015 outlook, as described in Section 9 General trends, outlook and assumptions of our annual 2014 MD&A, remain the same.

10.       Risks and risk management

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of this MD&A. Our principal risks and uncertainties that could affect our future business results and our associated risk mitigation activities were described in our annual 2014 MD&A. Certain updates follow.

10.1 Regulatory matters

The following are updates to Section 10.4 Regulatory matters in our annual 2014 MD&A.

Our telecommunications, broadcasting and radiocommunication services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), the Minister of Industry and the Minister of Canadian Heritage. These regulations relate to, among other matters, rates, terms and conditions for the provision of telecommunications services, licensing of broadcasting services, licensing of spectrum and restrictions on ownership and control by non-Canadians. The outcome of regulatory proceedings, reviews, appeals and other developments could have a material impact on our operating procedures and profitability.

Radiocommunication licences and wireless roaming and tower sharing requirements

Additional wireless spectrum licenses to be auctioned in August 2015

On May 1, 2015, the Industry Minister announced that unallocated licenses from the recent 700 MHz and AWS-3 auctions would be made available in a new auction to be held in August 2015.

Health Canada Safety Code 6

On March 13, 2015, Health Canada published revised guidelines for recommended human exposure to radiofrequency (RF) electromagnetic energy (i.e. energy from various electronic devices such as wireless handsets, Wi-Fi and broadcasting and cellular towers). The guidelines are referred to as Safety Code 6 and are among the most rigorous in the world. It is a condition of TELUS’ spectrum licences to comply with Safety Code 6 limits. TELUS is reviewing the revised limits and is undertaking any necessary measures for compliance.

Compliance with radio authorization conditions and telecommunications regulations

Industry Canada regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus and frequency bands and/or radio channels within various frequency bands to service providers and private users. Industry Canada also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

While we believe that we are substantially in compliance with our radio authorization conditions, there can be no assurance that we will be found to comply with all radio authorization conditions, or if found not to be compliant, that a waiver will be granted or that the costs to be incurred to achieve compliance will not be significant. Any failure to comply with the radio authorization conditions could result in the revocation of our licences and/or imposition of fines.

On December 18, 2013, the federal government announced that it would be amending both the Telecommunications Act and the Radiocommunication Act to give the CRTC and Industry Canada the power to impose administrative monetary penalties (AMPs). The generalized AMP amendment to the Telecommunications Act applies to contraventions of provisions of the Act or any decision or regulation made by the CRTC under the Act. The amendment allows the CRTC to impose an administrative monetary penalty on a corporation in an amount not to exceed $10 million for a first contravention and up to $15 million for a subsequent contravention. The Radiocommunication Act AMPs amendment is more focused, applying to unauthorized operation of radio apparatus, contraventions of new requirements concerning jammers and contraventions of auction rules, standards and procedures. On December 16, 2014, Bill C-43, Economic Action Plan 2014 Act, No. 2, received royal assent and the provisions governing administrative monetary penalties are now in effect. On March 27, 2015, the CRTC issued Compliance and Enforcement and Telecom Information Bulletin CRTC 2015-111, Guidelines regarding the general administrative monetary penalties regime under the Telecommunications Act, in which it outlined its approach to compliance and enforcement, as well as how it intends to use its new powers to impose administrative monetary penalties.

Risk mitigation: We continue to strive to comply with all licence and renewal conditions and we plan to participate in future wireless spectrum auctions. We have advocated to the federal government for a level playing field in respect of spectrum auction rules, such that established wireless companies like TELUS can bid on an equal footing with others for spectrum blocks available at auction or are able to purchase spectrum licences available for sale from entrants.

Regulatory and federal government reviews

The CRTC has held public proceedings to review, among other issues, wireline wholesale services (including the appropriateness of mandating competitor access to our fibre-to-the-premises (FTTP) facilities), wireless wholesale services and the regulatory framework relating to television broadcasting. It has also announced its intention to hold future proceedings on satellite and other transport services and basic telecommunications services (including the national contribution mechanism).

Wireline wholesale services review

In December 2014, the CRTC concluded a major review of the existing regulatory framework for wireline wholesale services initiated by Telecom Notice of Consultation CRTC 2013-551, Review of wholesale services and associated policies. A decision is expected in the second quarter of 2015. The decision may change aspects of the current regulatory framework for wireline wholesale services. Among other matters, it will address the question of whether competitors that choose not to build their own FTTP facilities should enjoy regulated access to the FTTP facilities owned by TELUS and other large telephone and cable companies. These changes could negatively impact our future business strategies.

Satellite and other transport services

In Telecom Regulatory Policy CRTC 2013-771 released on December 18, 2013, the CRTC identified the high cost of satellite transport as an impediment to meeting its broadband target and announced its intention to conduct an inquiry into satellite services. The inquiry, launched on February 6, 2014, was recently concluded and the final report of the Inquiry Officer was released on April 9, 2015 simultaneously with the release of Telecom Notice of Consultation CRTC 2015-134, Review of basic telecommunications services. In that Notice, the CRTC confirmed that its review of basic telecommunications services will include a review of the satellite transport infrastructure in Yukon, Nunavut and the Northwest Territories and whether a mechanism should be established to fund satellite and/or other transport facilities (see Basic telecommunications services below).

Wireless wholesale services review

On June 19, 2014, Section 27.1 of the Telecommunications Act came into effect. This section caps wholesale wireless roaming rates charged to Canadian carriers for voice, data and text roaming services. This wholesale roaming cap was put in place while the CRTC was reviewing whether the wholesale mobile wireless market is sufficiently competitive and, if not, what regulatory measures are required. On May 5, 2015, the CRTC issued its decision in the wireless wholesale services review. The main determination is that the CRTC will regulate wholesale GSM-based domestic roaming rates that TELUS, Rogers and Bell charge new entrant wireless carriers. Interim tariffs are to be filed by TELUS, Rogers and Bell by June 4, 2015, based on the current maximum rate each carrier respectively charges for wholesale GSM-based domestic roaming. Proposed final tariff rates based on the CRTC’s Phase II costing approach are to be filed by each of TELUS, Rogers and Bell by November 4, 2015. The CRTC has also recommended that the Governor in Council repeal the wholesale roaming cap established by Section 27.1 of the Telecommunications Act. It is not expected that the CRTC’s decision will have a material impact on TELUS’ operations.

Basic telecommunications services

On April 9, 2015, the CRTC issued Telecom Notice of Consultation CRTC 2015-134 announcing a two-phased proceeding to determine what telecommunications services (e.g. voice and broadband) are required by all Canadians to participate in the digital economy. The first phase of the review is an information-gathering phase in which the CRTC will review its policies on basic telecommunications services and gather information to better understand which telecommunications services are being offered across Canada and whether any areas are underserved or unserved. The first phase will close June 30, 2015. The second phase of the review will begin in the fall of 2015 at which time the CRTC will hold a further consultation to collect comments from Canadians regarding the issues identified. The details of this phase will be announced at a later date. Following the second phase, a public hearing will be held commencing April 11, 2016. Among other things, the review will include whether there should be changes to the national contribution mechanism under which basic telecommunications services in high-cost serving areas are subsidized. It is too early to determine what impact the outcome of this proceeding will have on TELUS.

Public consultation on television broadcasting and distribution (Let’s Talk TV review)

In September 2014, the CRTC concluded a review of the regulatory framework relating to television broadcasting. A number of issues were discussed in this proceeding, including the CRTC’s proposal to increase the ability of consumers to choose to subscribe to programming services on a service-by-service basis, whether to require contribution payments from currently exempted content providers and how to set wholesale rates for programming services in an environment that promotes greater choice for consumers. The CRTC has now released all of the substantial policy decisions related to this consultation, namely Broadcasting and Telecom Regulatory Policy CRTC 2014-576 prohibiting 30-day cancellation policies, followed by January releases of Broadcasting Regulatory Policy CRTC 2015-24 relating to over-the-air transmission of television signals and local programming, and Broadcasting Regulatory Policy CRTC 2015-25 relating to measures to address issues related to simultaneous substitution. In March 2015, the CRTC released Broadcasting Regulatory Policy CRTC 2015-86, which focused on measures to promote the creation of Canadian content, Broadcasting Regulatory Policy CRTC 2015-96, which set out a new regulatory framework to promote greater choice for consumers in the selection of programming services, and Broadcasting Regulatory Policy CRTC 2015-104, which announced a new consumer code for television services for which the Commissioner for Complaints for

Telecommunications Services would act as ombudsman. TELUS believes its approach to television is very similar to that outlined in these policy decisions and does not expect them to have a material impact on our operations.

Risk mitigation: We will continue to encourage the CRTC to reduce the scope of network facilities subject to mandated competitor access. If competitor access to FTTP infrastructure is mandated as a result of the wireline wholesale services review proceeding, potential future FTTP investments by carriers of all kinds would be discouraged.

We will be participating in both the satellite and basic telecommunications services proceedings and will be arguing against an additional industry-funded subsidy mechanism flowing to Yukon, Nunavut and the Northwest Territories or other areas of Canada.

We participated in the wireless wholesale services review proceeding to demonstrate that the wireless marketplace is competitive and there is no need for additional CRTC regulation in respect of wireless wholesale services, including roaming rates and rates for access to wireless towers and sites.

We are reviewing and enhancing our compliance programs, practices and procedures in view of the broadened administrative monetary penalties under the Telecommunications Act and the Radiocommunication Act that are now in effect.

We are participating in the basic telecommunications services review and will emphasize that any enhancements to the current basic service objective would require associated changes to the current subsidy regime, or a new regime altogether, to fully fund any new minimum service requirements.

We participated in the CRTC’s consultation to amend the regulatory framework applicable to television and supported the CRTC’s goal to make greater choice available to our TV customers. We focused on changes to the regulatory framework needed to address concerns related to vertical integration in the broadcasting sector and artificially high wholesale prices for programming services maintained through the sale of services in large packages (which does not reflect consumer demand for any specific service in the large bundle). Our approach to television services is very much aligned with the recent CRTC policy decisions, described above. These decisions assist us in dealing with concerns related to on vertical integration in the broadcasting industry.

CRTC national Wireless Code/Provincial consumer protection legislation

On June 3, 2013, the CRTC issued The Wireless Code, Telecom Regulatory Policy CRTC 2013-271, which established a mandatory code of conduct for providers of retail mobile wireless voice and data services to individuals and small businesses. The Wireless Code applies across Canada and sets baseline requirements for customer rights and service provider responsibilities. It deals with issues such as clarity and content of mobile wireless service contracts, application of early cancellation fees, mandatory caps on data and roaming charges, and removal of cancellation fees after two years.

Although the Wireless Code went into effect on December 2, 2013 and applies to mobile wireless service contracts signed, amended, renewed or extended after that date, the CRTC has also stated that the Wireless Code will apply to all wireless contracts, no matter when they were entered into, on June 3, 2015. This could mean that, as of June 3, 2015, the Wireless Code will apply retrospectively to all retail mobile wireless service contracts with individuals and small businesses, including those in place prior to December 2, 2013. Contracts that have device balances that are reduced over a period greater than 24 months, which is the case for any three-year mobile wireless service contracts that have not yet expired by June 3, 2015, would not comply with the Wireless Code.

The Federal Court of Appeal granted TELUS and other major wireless service providers leave to appeal the retrospective application of the Wireless Code. The appeal was heard on November 12, 2014 and a decision is expected from the Court by May 12, 2015. Should retrospective application of the Wireless Code be required, we may experience a negative impact on our financial results in the future, as certain of our clients on three-year contracts may be able to avoid paying the remaining device balance if they terminate their contracts early.

Several provinces have passed consumer protection legislation relating to wireless services, including Ontario and Quebec. There is a risk of significant compliance costs for us and other wireless service providers, particularly since the federal and provincial rules are not fully harmonized.

Risk mitigation: We support the CRTC’s national Wireless Code requirements to standardize the terms and conditions of service and to reduce compliance costs, but we are appealing the retrospective aspects of the Wireless Code. The Code went into effect on December 2, 2013 and we adjusted our practices as necessary to achieve compliance with the Code’s requirements by the effective date. In addition, we launched new two-year plans on July 30, 2013, ahead of the required implementation date for the two-year contract maximum. Because we are subject to federal laws and regulations like the Wireless Code, there may be occasions where compliance with provincial legislation is not required. In such cases, we manage our compliance costs by carefully assessing whether compliance with provincial legislation promotes our customers first philosophy and aligns with the federal standards we must follow.

Broadcasting distribution undertakings

We hold licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). We also hold a licence to operate a national video on demand undertaking (renewed until August 31, 2016). In July 2014, the CRTC approved our application for a licence to operate a national pay-per-view service (scheduled to expire on August 31, 2020).

Enforcement of vertical integration (VI) framework

In September 2011, the CRTC announced a policy framework to address concerns relating to the potential incentive for anti-competitive behaviour by companies that own both programming services and distribution networks (vertically integrated broadcasting companies). The CRTC subsequently introduced a new code of conduct through amendments to the various broadcasting regulations and exemption orders.

Following the CRTC’s Let’s Talk TV proceeding discussed above, the CRTC further expanded its ability to deal with anti-competitive conduct by replacing the code of conduct with a new wholesale code that will be made enforceable by regulation. This new wholesale code includes many new provisions to address abusive practices by vertically integrated broadcasting companies regarding the carriage of their programming services. In Broadcasting and Telecom Decision CRTC 2015-26: Complaint against Bell Mobility Inc. and Quebecor Media Inc., Videotron Ltd. and Videotron G.P. alleging undue and unreasonable preference and disadvantage in regard to the billing practices for their mobile TV services Bell Mobile TV and illico.tv, the CRTC directed Bell Mobility and Videotron to stop giving their mobile television services an unfair advantage in the marketplace to the disadvantage of other Internet content by exempting their own mobile television services from their standard monthly data charges. Bell Mobility has sought and been granted leave to appeal this decision at the Federal Court of Appeal.

Without timely and strict enforcement of the vertical integration safeguards, there is a risk that vertically integrated competitors could unfairly raise programming costs for non-vertically integrated companies such as TELUS, and/or attempt to withhold content on digital media platforms, such as Internet and mobile platforms, or otherwise disadvantage us in our ability to attract and retain wireless or Optik TV customers.

Risk mitigation: Our strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. We do not believe it is necessary to own content to make it accessible to customers on an economically attractive basis, provided there is timely and strict enforcement of the CRTC’s regulatory vertical integration safeguards to prevent undue preference by vertically integrated competitors.

We support a regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We continue to advocate for the timely and strict enforcement of the CRTC vertical integration safeguards and for further meaningful safeguards, as required.

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the interim consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Twelve-month periods ended March 31 ($)	2015	2014
Numerator — Annualized first quarter dividend declared per Common Share	1.60	1.44
Denominator — Net income per Common Share	2.39	2.08
Ratio (%)	67	69

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our financial objective for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis (see Section 4.3).

Calculation of Dividend payout ratio of adjusted net earnings

Twelve-month periods ended March 31 ($)	2015	2014
Numerator — Annualized first quarter dividend declared per Common Share	1.60	1.44
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,463	1,309
Add back long-term debt prepayment premium after income taxes	10	17
Add back net unfavourable (deduct net favourable) income tax-related adjustments	(6)	8
	1,467	1,334
Denominator — Adjusted net earnings per share	2.40	2.12
Adjusted ratio (%)	67	68

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Twelve-month periods ended March 31 ($ millions, except ratio)	2015	2014
Net income attributable to Common Shares	1,463	1,309
Income taxes	513	484
Borrowing costs (Interest on Long-term debt plus Interest on Short-term borrowings and other plus long-term debt prepayment premium)	465	408
Numerator	2,441	2,201
Denominator — Borrowing costs	465	408
Ratio (times)	5.2	5.4

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not, in our opinion, be considered in a valuation metric or that should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, in the first quarter of 2015 and 2014, we recorded equity losses of $NIL.

EBITDA reconciliation

Three-month periods ended March 31 ($ millions)	2015	2014
Net income	415	377
Financing costs	117	102
Income taxes	147	135
Depreciation	347	346
Amortization of intangible assets	109	117
EBITDA	1,135	1,077

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage.

Calculation of EBITDA — excluding restructuring and other like costs

Three-month periods ended March 31 ($ millions)	2015	2014
EBITDA	1,135	1,077
Restructuring and other like costs included in EBITDA	17	8
EBITDA — excluding restructuring and other like costs	1,152	1,085

EBITDA — excluding restructuring and other like costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other like costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities (see Section 7.6).

EBITDA less capital expenditures (excluding spectrum licences): We report this measure as a supplementary indicator of our operating performance. We calculate it as a simple proxy for cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences)

Three-month periods ended March 31 ($ millions)	2015	2014
EBITDA	1,135	1,077
Capital expenditures (excluding spectrum licences)	(635)	(496)
EBITDA less capital expenditures (excluding spectrum licences)	500	581

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Three-month periods ended March 31 ($ millions)	2015	2014
EBITDA	1,135	1,077
Restructuring costs net of disbursements	(7)	(15)
Items from the interim consolidated statements of cash flows:
Share-based compensation	(23)	16
Net employee defined benefit plans expense	28	22
Employer contributions to employee defined benefit plans	(27)	(29)
Interest paid	(85)	(61)
Interest received	—	1
Capital expenditures (excluding spectrum licences)	(635)	(496)
Free cash flow before income taxes	386	515
Income taxes paid, net of refunds	(115)	(224)
Free cash flow	271	291

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2015	2014
Free cash flow	271	291
Add (deduct):
Capital expenditures (excluding spectrum licences)	635	496
Adjustments to reconcile to Cash provided by operating activities	(188)	(189)
Cash provided by operating activities	718	598

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of Net debt

At March 31 ($ millions)	2015	2014
Long-term debt including current maturities	11,439	8,120
Debt issuance costs netted against long-term debt	51	34
Cash and temporary investments	(1,579)	(52)
Short-term borrowings	100	100
Net debt	10,011	8,202

Net debt to EBITDA — excluding restructuring and other like costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. We have revised our long-term financial objective for this measure to a range of 2.00 to 2.50 times, from 1.50 to 2.00 times (see Section 7.5 Liquidity and capital resource measures).

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other like costs interest coverage. Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in the 12-month periods ended March 31, 2015 and 2014. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $462 million in the 12-month period ended March 31, 2015 and $411 million in the 12-month period ended March 31, 2014.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We include incremental external costs incurred in connection with business acquisition activities in other like costs.

Components of Restructuring and other like costs

Three-month periods ended March 31 ($ millions)	2015	2014
Goods and services purchased	12	—
Employee benefits expense	5	8
Restructuring and other like costs included in EBITDA	17	8

11.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A TELUS or Koodo brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less the initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Retention volume represents the number of subscriber units retained in the period through marketing and promotional efforts that result in client upgrades or contract renewals.

Wireless subscriber unit (subscriber) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine (M2M) devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months
Periods ended March 31 (millions except per share amounts)	2015	2014
OPERATING REVENUES
Service	$2,829	$2,702
Equipment	182	172
Revenues arising from contracts with customers	3,011	2,874
Other operating income	17	21
	3,028	2,895
OPERATING EXPENSES
Goods and services purchased	1,284	1,222
Employee benefits expense	609	596
Depreciation	347	346
Amortization of intangible assets	109	117
	2,349	2,281
OPERATING INCOME	679	614
Financing costs	117	102
INCOME BEFORE INCOME TAXES	562	512
Income taxes	147	135
NET INCOME	415	377
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(4)	3
Foreign currency translation adjustment arising from translating financial statements of foreign operations	10	7
Change in unrealized fair value of available-for-sale financial assets	(3)	(4)
	3	6
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements	237	162
	240	168
COMPREHENSIVE INCOME	$655	$545
NET INCOME PER COMMON SHARE
Basic	$0.68	$0.61
Diluted	$0.68	$0.60
TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	608	622
Diluted	610	624

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	March 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and temporary investments, net	$1,579	$60
Accounts receivable	1,388	1,483
Income and other taxes receivable	19	97
Inventories	315	320
Prepaid expenses	334	199
Real estate joint venture advances	127	—
Current derivative assets	22	27
	3,784	2,186
Non-current assets
Property, plant and equipment, net	9,282	9,123
Intangible assets, net	7,818	7,797
AWS-3 spectrum licences deposits	302	—
Goodwill, net	3,761	3,757
Real estate joint venture advances	—	120
Real estate joint ventures	22	21
Other long-term assets	312	213
	21,497	21,031
	$25,281	$23,217

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$100	$100
Accounts payable and accrued liabilities	1,934	2,019
Income and other taxes payable	27	2
Dividends payable	243	244
Advance billings and customer deposits	743	753
Provisions	115	126
Current maturities of long-term debt	644	255
	3,806	3,499
Non-current liabilities
Provisions	351	342
Long-term debt	10,795	9,055
Other long-term liabilities	707	931
Deferred income taxes	1,944	1,936
	13,797	12,264
Liabilities	17,603	15,763
Owners’ equity
Common equity	7,678	7,454
	$25,281	$23,217

condensed interim consolidated statements of cash flows	(unaudited)

	Three months
Periods ended March 31 (millions)	2015	2014
OPERATING ACTIVITIES
Net income	$415	$377
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	456	463
Deferred income taxes	(73)	19
Share-based compensation expense	(23)	16
Net employee defined benefit plans expense	28	22
Employer contributions to employee defined benefit plans	(27)	(29)
Other	(4)	(22)
Net change in non-cash operating working capital	(54)	(248)
Cash provided by operating activities	718	598
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(613)	(548)
Cash payments for spectrum licences deposits	(302)	(229)
Cash payments for acquisitions and related investments	(4)	(37)
Real estate joint ventures advances and contributions	(8)	(14)
Real estate joint venture receipts	1	—
Proceeds on dispositions	5	5
Other	(5)	(4)
Cash used by investing activities	(926)	(827)
FINANCING ACTIVITIES
Dividends paid to holders of Common Shares	(244)	(222)
Purchase of Common Shares for cancellation	(156)	(159)
Issuance and repayment of short-term borrowings	—	(300)
Long-term debt issued	2,847	761
Redemptions and repayment of long-term debt	(711)	(135)
Other	(9)	—
Cash provided (used) by financing activities	1,727	(55)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	1,519	(284)
Cash and temporary investments, net, beginning of period	60	336
Cash and temporary investments, net, end of period	$1,579	$52
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(85)	$(61)
Interest received	$—	$1
Income taxes paid, net	$(115)	$(224)

segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
March 31 (millions)	2015	2014	2015	2014	2015	2014	2015	2014

Operating revenues
External revenue	$1,672	$1,555	$1,356	$1,340	$—	$—	$3,028	$2,895
Intersegment revenue	14	13	43	41	(57)	(54)	—	—
	$1,686	$1,568	$1,399	$1,381	$(57)	$(54)	$3,028	$2,895
EBITDA [1]	$744	$690	$391	$387	$—	$—	$1,135	$1,077
CAPEX, excluding spectrum licences [2]	$248	$165	$387	$331	$—	$—	$635	$496
EBITDA less CAPEX, excluding spectrum licences	$496	$525	$4	$56	$—	$—	$500	$581
					Operating revenues (above)		$3,028	$2,895
					Goods and services purchased		1,284	1,222
					Employee benefits expense		609	596
					EBITDA (above)		1,135	1,077
					Depreciation		347	346
					Amortization		109	117
					Operating income		679	614
					Financing costs		117	102
					Income before income taxes		$562	$512

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX).